Form 10-K, Exhibit 13
period 1996-12-31
ADFLEX SOLUTIONS INC
filed 1997-03-27
CIK 925743

                                                                    Exhibit 13.1

               "Certain Provisions of the ADFlex Solutions, Inc.
                      1996 Annual Report to Stockholders".

Management's Discussion And Analysis Of
Financial Condition And Results Of Operations

    Overview

ADFlex Solutions, Inc. is a major supplier of high-volume flexible interconnects. Prior to 1996, the Company was engaged primarily in the fabrication of flexible circuits, capitalizing on its advanced manufacturing technology and high-volume production capabilities.

On December 31, 1995, in a strategic move towards vertical integration, the Company purchased the flexible interconnect division and certain net assets of Xyratex, now operating as ADFlex Solutions Limited (ADFlex U.K.), located in Havant, England. This division was, and continues to be, engaged in advanced assembly technology and assembly processes entailing the attachment of integrated circuits and surface mounted components onto flexible circuits. The acquisition enables the Company to provide its customers with a single source solution to their interconnect requirements.

The Company's market includes hard disk drive (HDD) and non-HDD customers. The HDD industry represents the Company's predominant market, accounting for 62%, 51% and 55% of net sales in 1996, 1995 and 1994, respectively. The Company has been successful in expanding its product diversity in an effort to reduce its dependency on the HDD market, as evidenced by a decrease in HDD sales concentration from 70% in 1993 to 51% by the end of 1995. Immediately following the acquisition of ADFlex U.K. on December 31, 1995, the Company's concentration of HDD sales increased to 70%. Through ongoing diversification and new market expansion efforts, the Company was able to reduce this concentration to 62% by the end of 1996. Though the Company is continuing in its efforts to reduce its dependence on the HDD industry, net sales attributable to this market are expected to increase and to continue to represent the majority of net sales for the foreseeable future. Accordingly, the occurrence of significant slowdowns or changes in this industry could have a material adverse effect on the Company's operating results.

During early 1996, certain of the Company's HDD customers experienced structural and strategic changes that negatively impacted the Company's results for 1996. Quantum Corporation (Quantum) announced an exclusive manufacturing agreement to purchase all of its HDD products from a Japanese company. This relationship redirected all of Quantum's flex requirements to a local Japanese supplier. Hewlett-Packard Company announced its complete withdrawal from the HDD business resulting in unexpected and significant order cancellations in the year. Also, during the first half of 1996, several key HDD customers experienced product delays in high-end, high-capacity drive programs relating to the integration of new magneto-resistive (MR) recording head technology thus reducing anticipated orders for the year.

In August 1996, the Company expanded its worldwide manufacturing operations, announcing the establishment of a joint venture located in Lamphun, Thailand with Hana Microelectronics (Hana) to produce and test advanced chip-on-flex and surface mount technology assemblies. The joint venture, ADFlex Thailand Limited
(ATL), is 80% owned by the Company. Initial shipments from Thailand began in the fourth quarter of 1996.

At the close of the third quarter, in response to lower than expected revenues at its ADFlex U.K. facility, the Company announced that it intended to restructure its assembly operations at ADFlex U.K. and transfer production to ATL. The shifting of labor intensive production from the U.K. to Thailand is expected to reduce manufacturing costs and produce efficiencies derived from the Thailand facility's proximity to a number of existing and prospective customers in Southeast Asia. The transition is expected to take place throughout the first half of 1997 during which time the Company expects minimal gross margins from its assembly operations. The Company anticipates that the benefits associated with the restructuring will not be fully realized until the second half of 1997. Following the restructuring, the Company plans on maintaining a technology development center and a sales and service organization in the U.K. to support its European customers.

The Company currently serves the electronics industry, which is subject to rapid technological change, product obsolescence and price competition. These and other factors affecting the electronics industry, or any of the Company's major customers in particular, could have a material adverse effect on the Company's results of operations.


    Results of Operations

NET SALES The Company experienced an increase in net sales of $55.7 million, or 55%, in 1996 compared to 1995. This was due primarily to the inclusion of sales from ADFlex U.K. Excluding the additive effect of ADFlex U.K., net sales for the year decreased by 1%. Net sales for 1996 were negatively impacted (in both the flex circuit fabrication and flex assembly areas) by customer strategic changes and a general slow down for mature products. Further, the difficulties encountered throughout the industry resulting in the delayed implementation of MR technology had a significant negative effect on anticipated net sales for 1996, primarily at the Company's U.K. facility, as high-end, high-capacity drives utilize advance assembly technology, specifically chip-on-flex, the primary specialty of ADFlex U.K. Customer structural changes and the delay in MR technology resulted in net sales at ADFlex U.K. of nearly 40% below levels experienced in the latter part of 1995.

The Company experienced sales growth in 1995 of 30% as compared to 1994. This growth reflects the Company's ability to meet short lead times and steep production ramp schedules as a result of its capacity expansion implemented in early 1995.

GROSS PROFIT Gross profit as a percentage of net sales (gross margin) was 12%, 28% and 31%, respectively, for 1996, 1995 and 1994. The Company's gross margin is affected by several factors including product mix, process yields, labor efficiency and overhead and capacity utilization.

The integration of ADFlex U.K. operations resulted in significantly lower gross margins during 1996. Due to the additional components and high dollar value of integrated circuits added in the assembly process, full assemblies contain a material content which, on average, is nearly twice that of the flex circuit. As the Company is not able to obtain a comparable margin on this additional material content, the overall gross margins on assemblies are lower than those of flex circuits. The U.K. operations also experienced initial difficulties achieving expected manufacturing yields on certain new parts involving MR technology. Although the majority of the processing problems were resolved by the end of the third quarter, the delayed attainment of expected yields adversely affected gross margins for the year. Lastly, and most significantly, the lower than anticipated net sales levels caused by order delays and program cancellations resulted in reduced efficiencies and capacity utilization, further eroding gross margins for the year.

The Company's flex fabrication operations located in the U.S. and Mexico also experienced a decline in gross margins during 1996. In early 1995, in response to increasing sales demand, the Company began implementation of an aggressive capacity expansion plan which continued into 1996. As part of this plan, the Company spent $13.8 million on purchases of capital equipment and expansion of facilities in 1996, after spending $20.6 million and $5.5 million in 1995 and 1994, respectively. These purchases have resulted in depreciation expense as a percentage of net sales of 3.7%, 2.3% and 1.2% for 1996, 1995 and 1994, respectively. The lower than anticipated net sales resulting from customer structural changes and the slow down for mature products from the Company's U.S. and Mexico operations resulted in operating inefficiencies, decreased capacity utilization and the write-offs of inventories adversely impacting related gross margins in 1996.

As a result of the Company's product diversification and growth strategies, the product mix between HDD and non-HDD products, as well as individual products within these groups, is constantly shifting. The material content of products varies significantly due to the complexity of the design, plating requirements, component content and a variety of other factors. During 1996, the Company experienced considerable growth in communications products. The communications market is subject to intense price competition. As such, the material and labor content relative to the selling price tends to run higher than that of the Company's HDD products.

The decrease in gross margins in 1995 as compared to 1994 resulted from increased depreciation expense, higher costs due to capacity constraints and additional costs associated with bringing up new processes, expanding existing processes and changes in product mix. During mid 1995, the Company periodically encountered situations where demand outpaced capacity in certain production processes. In order to meet production plans, the Company purchased additional services from outside sources at higher costs thus negatively impacting gross margins. To meet these requirements, the Company expanded and enhanced several production processes including laser and plating. The Company was able to bring these processes on-line and stabilize process yields in shorter than expected time; nevertheless, the front-end costs associated with process change implementation resulted in a reduction of gross margins.

OPERATING EXPENSES Engineering, research and development expenses include efforts to support customers' designs, programs related to the improvement of manufacturing processes and yields on specific parts and development of new materials and processes. Engineering, research and development expenses were $7.4 million, $4.5 million and $3.7 million for 1996, 1995 and 1994, respectively, representing 4.7%, 4.5% and 4.8% of net sales for those same years. The increase in expense in 1996 is due to the addition of ADFlex U.K. whose advanced assembly technology requires a high level of engineering and research and development resources. The increase in these expenses as a percentage of net sales reflects the decreased leverage resulting from the lower than anticipated assembly-related net sales. In 1995, engineering, research and development expenses as a percentage of net sales decreased due to increased utilization of these expenses from higher levels of net sales on existing products.

As a result of the ADFlex U.K. acquisition, the Company wrote-off $13.9 million of in-process technology at December 31, 1995. Through the date of restructuring of ADFlex U.K. operations, the Company incurred $2.4 million in expenses relating to the amortization of intangible assets purchased in the acquisition of ADFlex U.K.

Selling, general and administrative expenses as a percentage of net sales were 8.5%, 9.0% and 10.4% for 1996, 1995 and 1994, respectively. The decreases in both 1996 and 1995 reflect the Company's ability to obtain increased leverage of such expenses in periods of increasing sales. Expenses for 1994 included compensation expense of $675,000, or 0.9% of sales, representing the difference between the option exercise price and the subsequently deemed fair value of certain employee stock options granted in the last two quarters of 1993 and the first quarter of 1994.

RESTRUCTURING CHARGE At the close of the third quarter, the Company's Board of Directors approved a plan to restructure its assembly operation in the U.K. and transfer production from the U.K. to the Company's manufacturing facility in Lamphun, Thailand. As part of this restructuring, the Company recorded the following in the third quarter of 1996: $13.5 million write-off of intangible assets, $8.8 million write-down of property, plant and equipment and $6.9 million in employee and lease termination charges. Through December 31, 1996, the Company has paid out $0.3 million in employee termination costs. The Company expects to pay out $4.1 million of the employee and lease termination costs in 1997 and an additional $2.5 million in 1998.

INTEREST AND OTHER INCOME (EXPENSE) The decrease in interest income in 1996 reflects the decrease in cash and cash equivalent balances available for investment subsequent to the settlement of the $12.4 million payable related to the acquisition of ADFlex U.K. The increase in interest income in 1995 reflects interest earned on the cash proceeds of the initial public offering in September, 1994 and on the proceeds of the secondary stock offering by the Company in May, 1995. The increase in interest expense in 1996 reflects $0.8 million in interest expense on the $10.0 million subordinated debenture issued in conjunction with the ADFlex U.K. acquisition and $0.7 million in interest expense related to borrowings under the line of credit and capital lease obligations.

Other income for all years represents the net effect of bank charges and exchange gains and losses realized on the settlement of transactions associated with the Company's Mexico and U.K. subsidiaries.

INCOME TAXES The effective tax benefit rate for 1996 was 28% versus an effective tax rate for 1995, excluding the write-off of in-process technology, of 33% and 42% in 1994. The lower tax benefit rate for 1996 reflects the non-deductibility of certain losses incurred in relation to the Company's U.K. operations. The lower rate in 1995 as compared to 1994 reflects the recognition of state tax refunds received during 1995.


    Liquidity and Capital Resources

SUMMARY The Company has financed its liquidity needs to date primarily through cash generated from operations, the use of bank credit lines and through proceeds from the sale of its Common Stock. The primary uses of cash have been for increased working capital, funding of capital expenditures and investment in ADFlex U.K. and ATL. At December 31, 1996, cash and cash equivalents totaled $6.1 million, compared with $15.7 million as of December 31, 1995. Working capital at December 31, 1996 was $9.1 million versus $20.6 million at December 31, 1995.

BANK FINANCING On October 31, 1995, the Company replaced its existing line of credit with a two-year, $20.0 million revolving line of credit with The First National Bank of Boston and First Interstate Bank of Arizona (the FNBB line) which was later amended on June 18, 1996 and February 18, 1997. Under the amended FNBB line, all Company assets are pledged as collateral and borrowing is limited to 80% of the aggregate value of all eligible domestic accounts plus 70% of the aggregate value of all eligible foreign accounts. Any outstanding balance bears interest at the bank's prime interest rate or, at the Company's option, LIBOR plus 1.5%. In addition to leverage and profitability covenants, the FNBB line prohibits the payment of dividends and certain types of merger transactions without the prior approval of the banks. The February amendment is effective as of December 31, 1996 and the Company was in compliance with all covenants of the amended FNBB line at December 31, 1996. At December 31, 1996, the Company had $17.1 million available for borrowing under the FNBB line with an outstanding balance of $10.0 million. At December 31, 1995, there were no amounts outstanding under the line of credit.

Provisions made during the year for restructuring charges and the results of operations rendered the Company unable to comply with the financial covenants under the FNBB line for the quarter ended September 30, 1996. The lenders have waived compliance with the financial covenants for the quarter ended September 30, 1996.

CASH FLOW At December 31, 1996, the Company's principal sources of liquidity included $6.1 million in cash and cash equivalents and $17.1 million in available borrowings under its $20.0 million bank line of credit with an outstanding balance of $10.0 million.

Total cash provided by operations decreased $14.8 million in 1996, as compared to 1995, due largely to working capital required to fund the accounts receivable associated with the U.K. operations as receivables were not purchased in the acquisition. These working capital requirements were funded in part through the generation of accounts payable and accrued liability balances with the remainder financed from borrowings under the existing bank line of credit. The Company experienced a net loss of $25.0 million in 1996 primarily the result of a $21.1 million after-tax charge related to the restructuring of its U.K. operations. The charge consisted of write-downs of intangible assets and property, plant and equipment, as well as the recognition of future obligations for employee and lease termination charges. The charge, therefore, did not significantly impact 1996 operating cash flows. The Company expects to pay $4.1 million and $2.5 million of the accrued employee and lease termination costs in 1997 and 1998, respectively.

Cash totaling $25.7 million was used in 1996 investing activities, which included the settlement of a $12.4 million payable related to the ADFlex U.K. acquisition and the purchase of buildings and capital equipment totaling $13.8 million. Financing activities in 1996 provided the Company with $11.6 million, including $10.0 million in net borrowings under the Company's existing line of credit and $1.8 million from the sale of Common Stock.

Cash provided by operating activities totaled $19.2 and $4.0 million in 1995 and 1994, respectively. In 1995, the Company generated $10.2 million in net income prior to the write-off of $13.9 million of in-process technology. During 1995, accounts receivable and inventory increased by $3.5 million and $4.4 million, respectively, in support of the increased sales volumes and a change in the product mix towards parts with a higher material content. Additionally, the Company purchased $6.5 million of inventory in connection with the ADFlex U.K. acquisition. Payables and accrued liabilities increased $14.9 million due primarily to the recognition of a $12.4 million payable in conjunction with the ADFlex U.K. acquisition. In 1994, net income of $7.0 million was used in part to fund increased working capital requirements resulting from the 59% sales growth experienced in that year.

Cash totaling $14.0 million was used for 1995 investing activities including $20.6 million on the purchase of buildings and capital equipment, of which $6.8 million was used to acquire and improve a 160,000 square foot manufacturing facility adjacent to its existing facilities in Agua Prieta, Mexico, and $18.9 million in net sales of short-term investments. Cash totaling $24.2 million was used for 1994 investing activities including $5.5 million on the purchase of buildings and capital equipment and $18.9 million in net purchases of short-term investments. Financing activities in 1995 and 1994 provided the Company with $6.4 and $23.8 million, respectively, primarily from the sale of Common Stock.

The Company presently expects to purchase approximately $7.2 million of capital equipment in 1997, primarily for the following: (i) $2.5 million in expansion of assembly capabilities at ATL; (ii) $0.7 million for manufacturing enhancements and new technology; (iii) $1.0 million for the completion of the Mexico facilities expansion and (iv) $3.0 million for replacement and general improvement of existing machinery and facilities.

Under the terms of the subordinated debenture issued in the ADFlex U.K. acquisition, the Company remitted $2.5 million in principal plus $0.8 million in accrued interest on January 6, 1997. Funding for this payment came from the Company's existing line of credit. The Company is committed to pay $2.5 million in January of each year through the year 2000.

The Company may require additional capital to finance enhancement to, or expansion of, its manufacturing capacity in accordance with its business strategy. Management believes that the level of working capital should continue to grow at a rate generally consistent with the growth of the Company's operations. Although no assurance can be given that future financing will be available on terms acceptable to the Company, the Company may seek additional funds from time to time through public or private debt or equity offerings or through bank borrowings. Management believes, however, that existing cash balances, funds generated from operations and borrowings under its existing line of credit will be sufficient to permit the Company to meet its liquidity and expansion requirements in 1997.


    Other Matters

FOREIGN OPERATIONS The Company's primary finishing and assembly facilities are located in Agua Prieta, Mexico; Havant, England; and Lamphun, Thailand. While the Company believes that it has established good relationships with its labor force and the local governments, the spread of the manufacturing process over multiple countries subjects the Company to risks inherent in international operations.

MEXICAN OPERATIONS The Mexican Peso experienced significant devaluation relative to the U.S. Dollar in December 1994 and early 1995. Peso-based operating costs are primarily wages and benefits for the Company's Mexican hourly union employees. The initial devaluation had the effect of reducing Mexican labor costs by nearly 40%. Since that time, however, these savings have been partially offset by a series of three wage increases ranging from 7-10% in response to Mexican government-mandated increases in minimum wages. The Peso has experienced further devaluation in 1996 prompting the Mexican government to mandate a 17% increase in the minimum wage effective December 1, 1996. It is expected that the Company will continue to respond proportionately to minimum wage increases. The Company does not believe that future wage increases will exceed the benefit of the devaluation; however, there can be no assurance that future currency fluctuations and government-mandated wage increases will not have a material effect on the Company's business, financial condition and results of operations. The Company maintains all significant assets, including inventory, accounts receivable and most capital equipment, on the Company's books in U.S. Dollars and only converts enough U.S. Dollars into Pesos to fund Peso-based operating costs for one to six weeks.

U.K. OPERATIONS Effective December 31, 1995, the Company completed its acquisition of the flexible interconnect division of Xyratex (subsequently renamed ADFlex Solutions Limited). In connection with the acquisition, the Company delivered cash, a subordinated debenture and Common Stock with a combined value of approximately $45 million. The cash portion was funded from cash and cash equivalent balances.

Prior to the acquisition, the Company supplied flexible circuits to Xyratex's flexible interconnect division. The Company's sales to this division represented roughly 5% of the Company's 1995 net sales and 25% of the division's flexible circuit requirements. Xyratex's flex expertise has historically focused on state-of-the-art assembly technology and processes. The integration of this expertise with the Company's manufacturing technology and high-volume production capabilities has allowed the Company to offer customers a single source for complete flex interconnect solutions.

The division and the Company also supplied to many of the same customers. The acquisition increased the concentration of sales to two HDD customers increasing their percentage of net sales by 8.9% of total net sales. The loss of either customer, or a substantial reduction in orders by any significant customer, including reductions due to market, competitive or economic conditions, could have a material adverse effect on the Company's business, financial condition and results of operations.

THAILAND OPERATIONS During 1996, the Company invested $2.4 million in its Thailand joint venture with Hana Microelectronics. The Company is in the process of transferring equipment and technical expertise from its existing operations to Thailand. Initial shipments from Thailand began in the fourth quarter of 1996; however, the Company does not expect to reach volume production until the second half of 1997. The Company anticipates an additional $2.5 million will be invested in the joint venture in 1997, primarily for the purchase of manufacturing equipment. No assurances can be given that the transition of operations to Thailand will occur as scheduled or that the Company will realize the benefits anticipated due to the lower cost structure of the Thailand operations.

CHANDLER LEASE The Company leases its facility in Chandler, Arizona from an affiliate of Rogers Corporation (Rogers). The Company is currently in the process of negotiating the terms of a renewal of the lease which currently expires on June 30, 1997. Although no assurances can be given that an agreement regarding the terms of the renewal can be reached, management believes, based on discussion to date, that an agreement will be reached.

ENVIRONMENTAL MATTERS The Company conducted environmental studies of its facility in Chandler, Arizona in early 1995. In connection with these studies, the Company has discovered a limited amount of soil contamination that may require remediation. While the investigation of the extent of this contamination is not yet complete, based on the preliminary information currently available, the Company believes that the costs associated with the investigation and remediation of this situation will not have a material adverse effect on its operations or financial condition; however, given the uncertainties associated with environmental contamination, until a full investigation has been completed, there can be no assurance that such costs will not have a material adverse impact on the Company. Pursuant to the acquisition agreements pertaining to the initial formation of the Company, Rogers retained all environmental liabilities existing prior to the acquisition. While Rogers currently has sufficient assets to fulfill its obligations under such acquisition agreements, if pre-closing environmental liabilities requiring remediation are discovered and the Company was unable to enforce the acquisition agreements against Rogers, the Company could become subject to costs and damages relating to such environmental liabilities. Any such costs and damages imposed on the Company could have a material adverse effect on the Company's business, financial condition and results of operations.

In mid 1995, the Company acquired a manufacturing facility located in Agua Prieta, Mexico. In connection with this acquisition, the Company conducted an environmental study of the facility which indicated contamination by hazardous materials in the soil and groundwater. Pursuant to the purchase agreement, the seller pursued and received verbal approval of a remediation plan from the appropriate Mexican authorities whereby the seller's obligation for cost of remediation is limited to $2.5 million. The seller will commence remediation activities once written approval is obtained from the Mexican authorities. A total of $1.0 million is being held in escrow pending the seller's performance of its environmental obligations under the agreement.

The Company is subject to a variety of environmental laws relating to the storage, discharge, handling, emission, generation, manufacture, use and disposal of hazardous material used to manufacture the Company's flex interconnect products. The Company believes that it has been operating its facilities in substantial compliance in all material respects with existing environmental laws. However, the Company cannot predict the nature, scope or effect of legislation or regulatory requirements that could be imposed or how existing or future laws or regulations will be administered or interpreted with respect to products or activities to which they have not previously been applied. Compliance with more stringent environmental laws, as well as more vigorous enforcement policies of regulatory agencies, could require substantial expenditures by the Company and could adversely affect the results of operations of the Company.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 This report contains forward-looking statements that involve risks and uncertainties, including but not limited to, the risks of concentration of sales in markets, and in particular the HDD market, and customers, which has caused and in the future could cause materially adverse fluctuations in operating results; the risks of being a supplier to the electronics industry in general, which is characterized by rapid technological change, product obsolescence and price competition, which could materially adversely affect operating results; the risk that growth in demand for products that use flex, and corresponding demand for flex, will not continue to increase as anticipated; the risk that the Company's transition of manufacturing to Thailand will be delayed or disrupted, or that such transfer will not result in increased efficiencies, cost savings or improved margins as anticipated or at the time anticipated; the risk that margins will continue to be negatively impacted by higher material content of flex products; general risks inherent in international operations, including currency fluctuations and government-mandated wage increases; general manufacturing risks, including environmental risks related to manufacturing operations and clean-up of the Mexican manufacturing facility; the risk that all of the foregoing factors or other facters could cause fluctuations in the price of the Company's Common Stock and other risks detailed from time to time in the Company's Securities and Exchange Commission filings.

Consolidated Balance Sheets



                                                                         December 31,
(in thousands, except share data)                                      1996        1995
----------------------------------------------------------------------------------------
Assets
Current assets:
   Cash and cash equivalents                                       $   6,097   $  15,699
   Accounts receivable, net                                           23,612      13,123
   Accounts receivable from Smartflex Systems, Inc                     1,537       2,469
   Other receivables                                                   1,475          --
   Receivable for taxes                                                   --       6,269
   Inventories                                                        14,990      16,824
   Deferred tax assets                                                 2,505         750
   Prepaid taxes                                                         795          --
   Prepaid expenses and other current assets                             303         544
----------------------------------------------------------------------------------------
Total current assets                                                  51,314      55,678

Property, plant and equipment, net                                    34,297      35,289
Purchased intangibles, net                                                --      15,937
Deferred tax assets                                                    7,546          --
Other assets                                                              24          14
                                                                   $  93,181   $ 106,918
----------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current liabilities:
   Line of credit                                                  $  10,000   $      --
   Acquisition amount payable                                             --      12,375
   Accounts payable                                                   19,882       7,257
   Accrued liabilities                                                 9,679      12,778
   Current portion of long-term debt and capitalized leases            2,651       2,632
----------------------------------------------------------------------------------------
Total current liabilities                                             42,212      35,042

Accrued restructuring charges, non-current                             2,500          --
Deferred tax liabilities                                                  --         471
Long-term debt and capitalized leases                                  7,689       7,851
Minority interest in consolidated joint venture                          491          --
Commitments and contingencies

Stockholders' equity:
   Preferred stock, $.01 par value, 10,000,000 shares authorized;
     none issued and outstanding                                          --          --
   Common stock, $.01 par value, 40,000,000 shares authorized;
     8,633,508 and 8,282,312 issued and outstanding at
     December 31, 1996 and 1995, respectively                             86          83
   Additional paid-in capital                                         60,542      58,786
   Retained earnings (deficit)                                       (20,339)      4,685
Total stockholders' equity                                            40,289      63,554
                                                                   $  93,181   $ 106,918
----------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements

Consolidated Statements of Operations



                                                                      Year ended December 31,
(in thousands, except per share amounts)                            1996        1995        1994
-------------------------------------------------------------------------------------------------
Net sales                                                       $ 156,836   $ 101,163   $  77,733
Cost of sales                                                     138,273      73,108      53,812
Gross profit                                                       18,563      28,055      23,921
Operating expenses:
   Engineering, research & development                              7,366       4,548       3,697
   Write-off of in-process technology                                  --      13,920          --
   Amortization of intangible assets                                2,386          --          --
   Selling, general & administrative                               13,254       9,119       8,107
   Restructuring charges                                           29,248          --          --
-------------------------------------------------------------------------------------------------
   Total operating expenses                                        52,254      27,587      11,804

Operating income (loss)                                           (33,691)        468      12,117
   Interest income                                                    223         973         274
   Interest expense                                                (1,511)       (101)       (322)
   Other income, net                                                   92          64         107
   Minority interest in earnings of consolidated joint venture        109          --          --
-------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                 (34,778)      1,404      12,176
Income taxes                                                       (9,754)      5,127       5,130
-------------------------------------------------------------------------------------------------
Net income (loss)                                               $ (25,024)  $  (3,723)  $   7,046
-------------------------------------------------------------------------------------------------
Net income (loss) per share                                     $   (2.92)  $   (0.54)  $    1.26
-------------------------------------------------------------------------------------------------
Common and common equivalent shares used
   in the calculation of net income (loss) per share                8,580       6,855       5,578
-------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements

Consolidated Statements Of Equity




                                                                 Common Stock       Additional Retained
                                                                                     Paid-In   Earnings      Total
(in thousands, except share amounts)                           Shares      Amount    Capital   (Deficit)     Equity
-------------------------------------------------------------------------------------------------------------------
   Balance at December 31, 1993                              4,000,000  $      40  $   1,960  $   1,362   $   3,362

Compensation expense
   on stock options                                               --         --          675       --           675

Issuance of common stock, net of
   offering costs of $2,479                                  2,418,096         24     26,394       --        26,418

Issuance of common stock upon
   exercise of stock warrant                                    26,666       --          200       --           200

Issuance of common stock upon
   exercise of stock options                                   119,550          1         62       --            63

Net income                                                        --         --        7,046       --         7,046
-------------------------------------------------------------------------------------------------------------------
   Balance at December 31, 1994                              6,564,312         65     29,291      8,408      37,764
-------------------------------------------------------------------------------------------------------------------
Issuance of common stock through employee
   stock purchase plan and exercise of stock
   options, including tax benefit of $340                      238,153          3      1,104       --         1,107

Issuance of common stock, net of
   offering costs of $273                                      237,500          3      5,453       --         5,456

Issuance of common stock in connection
   with ADFlex U.K. acquisition                              1,242,347         12     22,938       --        22,950

Net loss                                                          --         --         --       (3,723)     (3,723)
-------------------------------------------------------------------------------------------------------------------
   Balance at December 31, 1995                              8,282,312         83     58,786      4,685      63,554
-------------------------------------------------------------------------------------------------------------------
Issuance of common stock through employee
   stock purchase plan and exercise of stock
   options, including tax benefit of $665                      351,196          3      1,756       --         1,759

Net loss                                                          --         --         --      (25,024)    (25,024)
-------------------------------------------------------------------------------------------------------------------
   Balance at December 31, 1996                              8,633,508  $      86  $  60,542  $ (20,339)  $  40,289
-------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements

Consolidated Statements Of Cash Flows




                                                                          Years ended December 31,
(in thousands)                                                           1996       1995      1994
------------------------------------------------------------------------------------------------------
Cash flows provided by (used in) operating activities
Net income (loss)                                                    $ (25,024)  $  (3,723)    $ 7,046
Adjustments to reconcile net income (loss) to net cash
   provided by (used in) operating activities:
     Depreciation and amortization                                       8,208       2,288         930
     Write-off of in-process technology                                   --        13,920        --
     Restructuring charges                                              29,248
     Loss on disposal of assets                                            184        --          --
     Compensation expense on stock options                                --          --           675
     Deferred taxes                                                     (9,772)        656        (334)
     Changes in operating assets and liabilities:
       Accounts receivable                                             (10,489)     (3,455)     (5,182)
       Accounts receivable from Smartflex Systems, Inc.                    932        (376)       (714)
       Inventories                                                       1,834      (4,406)     (3,306)
       Prepaid expenses and other current assets                        (2,029)       (587)        (14)
       Payables and accrued liabilities                                 11,347      14,913       4,892
------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                4,439      19,230       3,993

Cash flows provided by (used in) investing activities
Capital expenditures                                                   (13,763)    (20,636)     (5,450)
Purchase of net assets in ADFlex U.K. acquisition                         --       (12,375)       --
Decrease (increase) in other assets                                        (10)         83         157
Decrease in acquisition payable                                        (12,375)       --          --
Investment in joint venture                                                491        --          --
Sales of available-for-sale investment securities                         --       396,074      63,214
Purchases of available-for-sale investment securities                     --      (377,156)    (82,132)
------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                  (25,657)    (14,010)    (24,211)

Cash flows provided by (used in) financing activities
Issuance of common stock, net of expenses                                1,759       6,563      26,681
Net activity on line of credit                                          10,000        --        (2,805)
Payments on capitalized lease obligations                                 (143)       (109)       (104)
------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                               11,616       6,454      23,772

Net increase (decrease) in cash and cash equivalents                    (9,602)     11,674       3,554
Cash and cash equivalents at beginning of year                          15,699       4,025         471
------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                             $   6,097   $  15,699   $   4,025
------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information
Cash paid for:
   Interest                                                          $     665   $      68   $     280
   Income taxes                                                          1,409       4,849       5,104
Issuance of common stock in connection with ADFlex U.K. acquisition       --        22,950        --
Issuance of subordinated debenture in connection with ADFlex U.K
   acquisition                                                            --        10,000        --
Acquisition of assets under capitalized leases                            --          --           696
------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements

Notes to Consolidated Financial Statements


    Note 1        Summary of Significant Accounting Policies

DESCRIPTION OF BUSINESS ADFlex Solutions, Inc. is a high-volume flexible interconnect manufacturer. The Company combines design, low-cost fabrication, state-of-the-art flex assembly and functional testing, as a single-source provider of complete flexible interconnect solutions. The Company supplies flexible interconnects to leading manufacturers of storage systems, including hard disk drives, notebook computers, cellular telephones and high-end consumer products. The Company serves customers located in North America, Europe and Southeast Asia.

PRINCIPLES OF CONSOLIDATION The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

On August 27, 1996, the Company announced the establishment of a joint venture with Hana Microelectronics (Hana), a diversified electronics manufacturer headquartered in Thailand, to produce and test advanced chip-on-flex and surface mount technology assemblies. The venture, ADFlex Thailand Limited (ATL), is 80% owned by the Company. The Company's Consolidated Balance Sheets include 100% of the assets and liabilities of ATL. Hana's 20% interest in ATL and ATL's earnings have been reflected as "Minority interest in consolidated joint venture" and "Minority interest in earnings of consolidated joint venture" on the Company's Consolidated Balance Sheets and Consolidated Statements of Operations, respectively.

FOREIGN CURRENCY TRANSLATION The Company uses the United States Dollar as its functional currency for its subsidiaries in Mexico, England and Thailand. Remeasurement gains and losses, resulting from the process of remeasuring the financial statements of these foreign subsidiaries into U.S. dollars, are included in operations. To date, the effect on income of remeasurement gains and losses has been immaterial.

CASH AND CASH EQUIVALENTS Cash and cash equivalents include demand deposits, money market accounts and repurchase agreements since they represent highly liquid investments with maturities of three months or less when purchased.

CONCENTRATION OF CREDIT RISK Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of trade receivables. A majority of the Company's trade receivables are derived from sales in various geographic areas to large companies within the computer and computer peripherals industries.

The Company has adopted credit policies and standards to accommodate the computer and computer peripherals industry's growth and inherent risk. The Company performs ongoing credit evaluations of its customers' financial condition but generally does not require collateral, such as letters of credit or security agreements.

INVENTORIES Inventories are stated at the lower of cost or market. Cost is computed on a currently adjusted standard basis (which approximates actual cost on a first-in, first-out basis).

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed for financial reporting purposes using the straight-line method over the estimated useful lives of the assets which range from 3 to 40 years. The Company uses accelerated methods for computing depreciation for tax purposes.

PURCHASED INTANGIBLES Intangible assets were acquired in connection with the acquisition of ADFlex U.K. Intangible assets included completed technology and work force in place. At September 30, 1996, as part of a restructuring plan for the Company's assembly operations in the U.K., all intangible assets acquired in the acquisition were written off. These assets were being amortized over their estimated useful lives of five years prior to the write-off.

REVENUE RECOGNITION Sales are recognized upon shipment. The Company warrants its products to be free of defects and repairs customer shipments as required. The Company records a provision for the estimated cost of repairing returns at the time of shipment.

FAIR VALUE OF FINANCIAL INSTRUMENTS Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments, requires that the Company disclose estimated fair values of financial instruments. Cash and cash equivalents, accounts receivable, borrowings under the Company's line of credit, accounts payable, accrued liabilities, capitalized leases and accrued restructuring charges are carried at amounts that reasonably approximate their fair values. The Company's long-term debt bears interest at a variable interest rate which approximates current market interest rates; therefore, the Company believes that long-term debt approximates its fair value.

IMPAIRMENT OF LONG-LIVED ASSETS On January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of (SFAS No. 121). SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company recognized a charge under SFAS No. 121 in connection with the restructuring of its U.K. operations (see Note 2).

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RESEARCH AND DEVELOPMENT Research and development costs are expensed as incurred.

INCOME TAXES Income taxes are provided using the liability method based upon the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.

NET INCOME (LOSS) PER SHARE Net loss per share for the years ended December 31, 1996 and 1995 is calculated using the weighted average number of common shares outstanding during the period. Net income per share for the year ended December 31, 1994 is calculated using the weighted average number of common and common equivalent shares outstanding during the periods. Dilutive common equivalent shares are computed using the treasury stock method.

PRIOR PERIOD RECLASSIFICATIONS Certain prior period amounts have been reclassified to conform to the current presentation.


    Note 2        ADFlex U.K.

Effective December 31, 1995, the Company acquired all outstanding capital shares of Havant International Limited (formerly the flexible interconnect division of Xyratex and now ADFlex Solutions Limited or ADFlex U.K.). Under the terms of the agreement, the Company issued 1,242,347 shares of restricted Common Stock valued at $22.9 million, issued a $10 million subordinated debenture and paid $12.4 million in cash.

The acquisition was accounted for using the purchase method of accounting; therefore, the accompanying financial statements include the accounts of ADFlex U.K. since the date of acquisition.

The purchase price of $45.3 million, in addition to the direct costs of the transaction incurred for investment brokers, professional fees and direct incremental transaction costs of $1.9 million is allocated as follows (in millions):

Receivable for taxes           $   6.3
Inventories                        6.5
Equipment                         11.1
Liability for taxes               (6.3)
Intangible assets                 15.9
In-process technology             13.9
Other assets/liabilities, net     (0.2)
                               $  47.2

As part of the ADFlex U.K. acquisition, the Company legally assumed the U.K. tax liability of the predecessor company originally estimated at $6.3 million. The seller agreed to reimburse the Company for any taxes payable relating to the predecessor's operations and indemnified the Company for any additional taxes that may be assessed in relation to the predecessor's operations. Accordingly, the Company recorded a receivable for taxes due from the predecessor in an amount equal to the estimated taxes payable. The actual amount of taxes, which were determined to be $3.4 million, were paid by the Company and reimbursed by the seller in 1996. The balance of the accrued taxes were offset against the related receivable from the seller. Intangible assets include completed technology and work force in place with estimated lives of five years. The $13.9 million allocated to in-process technology was expensed immediately as required under generally accepted accounting principles.

The unaudited pro forma combined condensed results of operations of the Company for the year ended December 31, 1995, had the acquisition occurred at January 1, 1995 and which eliminates the non-recurring charge, are as follows (in thousands, except per share amounts):

---------------------------------
Revenues              $169,491
Net income              10,422
Net income per share         1.23
---------------------------------

The unaudited pro forma results for the year ended December 31, 1995 exclude the effect of the charge for in-process technology as the charge is non-recurring. The unaudited pro forma results for the year ended December 31, 1995 reflect intercompany sales elimination, intangible asset amortization and interest expense on the new debt related to the acquisition.

The unaudited pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred had the transaction been completed at the beginning of the period indicated, nor is it necessarily indicative of future operating results.

On September 29, 1996, the Company's Board of Directors approved a plan to restructure, over the next twelve months, the Company's assembly operation in the U.K., and during that time period, transfer production from the U.K. to the Company's manufacturing facility in Thailand. Accordingly, the Company recorded the following: $13.5 million write-off of intangible assets, $8.8 million write-down of property, plant and equipment, $2.5 million in lease termination charges and $4.4 million in employee termination costs for 507 direct labor, technical and administrative employees. As of December 31, 1996, $0.3 million of the employee termination charges related to 13 employees had been paid and charged against the liability. The Company expects to pay out $4.1 million of the employee and lease termination costs in 1997 and an additional $2.5 million in 1998. Following the restructuring, the Company will maintain a technology development center and a sales and service organization in the U.K. to support its European customers. Total revenue and total operating loss related to this operation for the year ended December 31, 1996 was $62.8 million and $38.5 million, respectively.


    Note 3        Accounts Receivable

Accounts receivable consist of the following (in thousands):

                                                 December 31,
                                                1996      1995
-----------------------------------------------------------------
Accounts receivable trade                    $ 24,223   $ 13,765
Allowance for returns and doubtful accounts      (611)      (642)
                                             $ 23,612   $ 13,123
-----------------------------------------------------------------

    Note 4        Inventories

Inventories consist of the following (in thousands):

                     December 31,
                    1996     1995
---------------------------------
Raw material     $ 8,152  $ 7,309
Work-in-process    6,690    9,153
Finished goods       148      362
                 $14,990  $16,824
---------------------------------


    Note 5        Property, Plant and Equipment

Property, plant and equipment consist of the following (in thousands):

                                                    December 31,
                                                  1996       1995
-----------------------------------------------------------------
Land                                              $ 423  $     -

Building                                                                       9,800      6,763
Leasehold improvements                                                         3,999      3,210
----------------------                                                      -------------------
Manufacturing equipment                                                       26,439     26,750
Computer and office equipment                                                  1,777      1,878
-----------------------------------------------------------------------------------------------
                                                                              42,438     38,601
Accumulated depreciation and amortization of capitalized lease obligations    (8,141)    (3,312)
                                                                            $ 34,297   $ 35,289
-----------------------------------------------------------------------------------------------

Depreciation expense, including the amortization of capitalized lease obligations, was $5,794,000, $2,288,000 and $930,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

    Note 6        Line of Credit and Long-term Debt

Prior to October, 1995, the Company had a $7.5 million revolving line of credit with First Interstate Bank of Arizona (the FIB Line). The FIB Line was unsecured and any outstanding balance bore interest at the bank's prime interest rate or, at the Company's option, LIBOR plus 2%. On October 31, 1995, the Company replaced the FIB Line with a two-year, $20 million revolving line of credit with The First National Bank of Boston and First Interstate Bank of Arizona (the FNBB line). On June 18, 1996, the Company amended the FNBB line. Under the amended FNBB line, accounts receivable and inventory are pledged as collateral and borrowing is limited to 80% of the aggregate value of all eligible domestic accounts plus 70% of the aggregate value of all eligible foreign accounts. Any outstanding balance bears interest at the bank's prime interest rate or, at the Company's option, LIBOR plus 1.5%. At December 31, 1996, the weighted average interest rate was 7.3%. The FNBB line requires the Company to maintain certain covenants based on leverage and profitability and prohibits the payment of dividends and certain types of merger transactions without the prior approval of the banks. At December 31, 1996, the Company had $17.1 million available for borrowing under the FNBB line with an outstanding balance of $10.0 million. At December 31, 1995, there were no amounts outstanding under the line of credit.

On February 18, 1997, the Company amended the FNBB line to provide additional flexibility with respect to certain covenants to allow the Company to more adequately meet its working capital requirements. This amendment requires the Company to maintain certain covenants based on leverage and profitability on a monthly basis through September 30, 1997 and quarterly thereafter and prohibits the payment of dividends and certain types of merger transactions without the prior approval of the banks. All assets of the Company are pledged as collateral and borrowing is limited to 80% of the aggregate value of all eligible domestic accounts plus 70% of the aggregate value of all eligible foreign accounts. The amendment became effective as of December 31, 1996 and the Company was in compliance with all covenants of the amended FNBB line at December 31, 1996. Provisions made during the year for restructuring charges and the results of operations rendered the Company unable to comply with the financial covenants under the FNBB line for the quarter ended September 30, 1996. The lenders have waived compliance with the financial covenants for the quarter ended September 30, 1996.

Long-term debt consists of the following (in thousands):

                                                                                      December 31,
                                                                                    1996      1995
---------------------------------------------------------------------------------------------------
Subordinated debenture issued in connection with the ADFlex U.K. acquisition, payable beginning January, 1997 in four equal annual installments (LIBOR +
   2.5%; 7.3% and 8.0% at December 31, 1996 and 1995, respectively)             $ 10,000    $10,000
Capitalized lease obligations                                                        340        483
---------------------------------------------------------------------------------------------------
                                                                                  10,340     10,483
Less current maturities                                                           (2,651)    (2,632)
                                                                                $  7,689    $ 7,851
---------------------------------------------------------------------------------------------------

The Company was also contingently liable at December 31, 1996 for $240,000 related to outstanding letters of credit guaranteeing the Company's performance on certain contracts. The amount of these letters of credit is a reasonable estimate of their fair value as the value for each is fixed over the life of the commitment.


    Note 7        Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

                                                           December 31,
                                                          1996         1995
---------------------------------------------------------------------------

Salaries and benefits                   $ 2,830  $ 3,138
Income taxes payable                        170    6,782
Accrued interest                            864       33
Accrued restructuring charges, current    4,187     --
Other                                     1,628    2,825
                                        $ 9,679  $12,778
--------------------------------------------------------

    Note 8        Common Stock and Equity

PREFERRED STOCK The Company's certificate of incorporation authorizes the issuance of 10 million shares of preferred stock, at $.01 par value, undesignated as to powers, preferences, rights, limitations or restrictions. As of December 31, 1996, no shares of preferred stock have been issued.

COMMON STOCK The number of shares of Common Stock reserved for future issuance at December 31, 1996, was as follows:

-----------------------------------------------------------------------
Employee and director stock options outstanding                 555,162
Reserved for future grants under the 1994 Stock Incentive Plan   67,058
1994 director stock options outstanding                          36,000
Reserved for issuance under the Employee Stock Purchase Plan     56,700
Total reserved for future issuance                              714,920
-----------------------------------------------------------------------

In conjunction with the ADFlex U.K. acquisition, the Company issued 1,242,347 shares of restricted Common Stock. The holder has agreed not to sell or otherwise dispose of the shares for a period of two years.

STOCK OPTION PLANS The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Statement of Financial Standards No. 123, Accounting and Disclosure of Stock-Based Compensation (SFAS No. 123), requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Under the Company's 1993 Equity Incentive Plan (1993 Plan) adopted June 29, 1993, qualified employees received options to purchase 599,000 shares of Common Stock. The options granted under this Plan were to vest over approximately four years, but automatically vested at the time of the Company's initial public offering on September 27, 1994. The remaining shares available for grant under the 1993 Plan have been eliminated.

On June 1, 1994, the Company adopted, and the stockholders approved, the 1994 Stock Incentive Plan (1994 Plan) as the successor to the 1993 Plan and reserved 200,000 shares of its Common Stock for issuance under the Plan. On April 18, 1995, the stockholders approved an amendment to the 1994 Plan that increased the number of shares of Common Stock available for issuance in any year to an amount equal to 3% of the outstanding shares of Common Stock each January 1 during the term of the Plan. In 1996, 248,469 shares were reserved for issuance. As part of the same amendment, the stockholders approved an automatic grant to eligible non-employee directors of an option to acquire 12,000 shares of Common Stock upon such directors' initial election to the Company's Board of Directors and 3,000 shares of Common Stock each year thereafter. Options granted to employees to date under the 1994 Plan either vest over a four year period from the date of grant or one year from the date of grant, and automatic options granted to directors vest over a three year period from the date of grant.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes pricing model with the following weighted-average assumptions for 1996 and 1995: risk-free interest rates of 6.28%, dividend yields of 0%, volatility factor of the expected market price of the Company's Common Stock of .684, and a weighted-average expected life of the option of 5 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands, except per share amounts):

                              Years ended December 31,
                                  1996       1995
------------------------------------------------------
Pro forma net loss              $(25,962)   $(3,970)
Pro forma net loss per share       (3.03)     (0.58)
------------------------------------------------------

The effects of applying SFAS No. 123 for the years ended December 31, 1996 and 1995 are not likely to be representative of the effects on reported net income for future years.

Activity in the Plans for the years ended December 31, 1994, 1995 and 1996 was as follows:

                                                            Outstanding Options
                                    Shares
                                   Available     Number of                     Aggregate
                                  For Options      Shares   Price per Share    Price
-----------------------------------------------------------------------------------------
   December 31, 1993                307,000       393,000   $  0.50            $  196,500
Authorized shares -- 1994 Plan      200,000          --          --                    --
Grants                             (349,950)      349,950   $  0.50 - 16.00     2,483,200
Exercises                              --        (119,550)  $  0.50 -  2.50       (61,775)
Cancellations                      (101,000)         --          --                    --
   December 31, 1994                 56,050       623,400   $  0.50 - 16.00     2,617,925
------------------------------------------------------------------------------------------
Authorized shares -- 1994 Plan      196,929          --          --                    --
Grants                             (198,250)      198,250   $ 24.00 - 27.25     5,353,188
Exercises                              --        (185,437)  $  0.50 - 16.00      (152,827)
Cancellations                       (56,050)         --          --                    --
Forfeitures                           1,850        (1,850)  $ 16.00               (29,600)
------------------------------------------------------------------------------------------
   December 31, 1995                    529       634,363   $  0.50 - 27.25     7,788,686
Authorized shares -- 1994 Plan      248,469          --          --                    --
Grants                             (317,725)      317,725   $  8.00 - 17.50     3,374,000
Exercises                              --        (260,612)  $  0.50 - 16.00      (201,267)
Cancellations                          (529)         --          --                    --
Forfeitures/Expirations             136,314      (136,314)  $  9.375- 27.25    (2,707,345)
   December 31, 1996                 67,058       555,162   $  0.50 - 27.25    $8,254,074
-----------------------------------------------------------------------------------------

There were 149,608 and 335,534 options exerciseable with a weighted-average price of $15.31 and $2.03 at December 31, 1996 and 1995, respectively. The weighted-average remaining contractual life of the outstanding options at December 31, 1996 is 9.1 years. The weighted average fair value of all grants made during the years ended December 31, 1996 and 1995 are as follows:

     Incentive Stock Options granted in 1996 under the 1994 Plan      $    6.87
     Incentive Stock Options granted in 1995 under the 1994 Plan      $   16.86
     Non-qualified Stock Options granted in 1996 under the 1994 Plan  $    5.93
     Non-qualified Stock Options granted in 1995 under the 1994 Plan  $   16.55

DIRECTOR STOCK OPTIONS On June 2, 1994, the Company granted an option to purchase 24,000 shares of Common Stock at an exercise price of $10.00 per share to a newly appointed outside director. The option vests over a four year period. On October 31, 1996, the Company granted two outside directors an option to purchase 6,000 shares of Common Stock each at an exercise price of $8.75. The options vest over a three year period.

DEFERRED COMPENSATION The Company determined that certain stock options in the quarter ended March 31, 1994 were granted at below the deemed fair value. The difference between the deemed fair value of the options and the exercise prices at date of grant of approximately $675,000 was to be charged to operations over a period beginning on the grant date of the options and ending on the expiration of the vesting period or, if earlier, upon the completion of the Company's initial public offering, at which time the options vested automatically.

EMPLOYEE STOCK PURCHASE PLAN On June 2, 1994, the Company adopted and the stockholders approved the 1994 Employee Stock Purchase Plan (the Purchase Plan) and the Company reserved 200,000 shares of Common Stock for sale to employees. The Purchase Plan became effective upon the Company's initial public offering. The Purchase Plan allows eligible employees of the Company to purchase shares of Common Stock at 85% of the lesser of the fair value of such shares at the beginning of the offering period or entry date (whichever is higher) and the end of each six-month purchase period within such offering period. Contributions are limited to 15% of an employee's eligible compensation, subject to a maximum fair value annual purchase of $25,000. There were 90,584 and 52,716 shares issued under the Purchase Plan during 1996 and 1995, respectively. There were no shares issued under the Purchase Plan during 1994.


    Note 9        Employee Benefit Plans

During July 1993, the Company established a 401(k) employee salary deferral plan that allows voluntary contributions by all full-time employees of the Company's United States and Mexico operations upon commencement of employment. Under the plan, eligible employees may contribute up to 18% of their pre-tax earnings, not to exceed the Internal Revenue Service annual contribution limit ($9,500 for 1996). The Company may make contributions each year up to a maximum of 4% of an employee's total compensation. Total Company contributions during the years ended December 31, 1996, 1995 and 1994 were $56,000, $59,000 and $48,000, respectively.

Following the acquisition of ADFlex U.K., an insured money purchase voluntary pension scheme was established for all full-time United Kingdom employees upon commencement of employment. Under the plan, a contribution of 3% or 6%, depending on the job grade, is made by the Company on behalf of employees who elect to participate. The employees may also make contributions of their pre-tax earnings up to age-related limits set by U. K. law. Company contributions for the year ended December 31, 1996 were $237,000.

The Company has adopted a profit sharing plan for its United States and Mexico employees to provide a financial incentive. The Company makes contributions to the profit sharing plan in an amount equal to 5% of pre-tax profits. No expenses were recorded pursuant to this plan for the year ended December 31, 1996. Total expense pursuant to this plan for the years ended December 31, 1995 and 1994 were $807,000 and $641,000, respectively.

The Company also adopted a profit-related pay scheme for its United Kingdom employees to provide a financial incentive. Under the plan, all employees would received 20% of their income tax exempt if the Company achieved minimum profit levels approved by the U.K. government. The plan was canceled in July 1996 due to the Company's failure to meet the profit level targets; however, the taxes which were not withheld from the employees' salary up to this point can not be recovered from the employees. The Company has accrued a loss of $85,000 for the employees' tax liability. The liability will be paid by the Company when its tax return for the United Kingdom is completed in 1997.

The Company has adopted a management bonus plan to provide an additional financial incentive for management. Total expense pursuant to this plan for the years ended December 31, 1996, 1995 and 1994 were $136,000, $901,000 and
$944,000, respectively.


    Note 10       Shareholder Rights Plan

On July 10, 1996, the Board of Directors adopted a Shareholder Rights Plan (the
Plan). Under the terms of the Plan, each shareholder of record at the close of business on July 22, 1996, received as a dividend one Preferred Share purchase right (Right) for each share of Common Stock of the Company. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Participating Preferred Stock of the Company at a price of $100.00 per share, subject to adjustment. The Rights will separate from the Common Stock and become exerciseable following the twentieth day after a person or group acquires beneficial ownership of more than 20.5% of the Company's Common Stock or announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of more than 20.5% of the Company's Common Stock. Upon such events, the Company's Board of Directors may exchange the Rights for one share of Common Stock per Right. Any unexercised Rights not exchanged will have the right to receive Common Stock having a value of two times the purchase price of the Right. The Rights expire on July 21, 2006, unless redeemed at the Company's option for $0.001 per Right at any time on or prior to the twentieth day after public announcement that a person or group has acquired beneficial ownership of more than 20.5% of the Common Stock. Preferred shares purchasable upon exercise of the right will not be redeemable. Each Preferred Share will be entitled to an aggregate dividend of one hundred times the dividend declared per share of Common Stock. Preferred shares will have one hundred votes.


    Note 11       Income Taxes

Income taxes include the following (in thousands):


                  Years ended December 31,
                  1996       1995     1994
------------------------------------------
Federal:
Current        $   (77) $   4,091   $4,256
Deferred        (9,623)       520     (284)
------------------------------------------
                (9,700)     4,611    3,972

State:
   Current                          54        70    1,174
   Deferred                       (149)      137      (50)
---------------------------------------------------------
                                   (95)      207    1,124

Foreign, current                    41       309       34
                            $  (9,754)   $ 5,127  $ 5,130
---------------------------------------------------------

The tax benefits associated with certain stock options reduced taxes currently payable by $98,000 and $876,000 for 1996 and 1995, respectively. Such benefits are credited to additional paid-in capital when realized.

Income tax expense (benefit) differs from the amount computed by applying the federal statutory rate for the years ended December 31, 1996, 1995 and 1994, respectively, as follows (in thousands):


                                                                          1996        1995      1994
-----------------------------------------------------------------------------------------------------
Federal income tax expense (benefit) calculated at the statutory rate  $(12,172)  $    491   $  4,275
State income tax (benefit), net of federal effect                           (62)       135        731
Foreign losses with no tax benefit                                        2,438         --         --
Tax exempt income                                                            --       (249)        --
In-process technology                                                       (54)     4,872         --
Research and development credit                                            (100)      (100)      (300)
Other, net                                                                  196        (22)       424
Income tax expense (benefit)                                           $ (9,754)  $  5,127   $  5,130
-----------------------------------------------------------------------------------------------------

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax assets and liabilities as of December 31, 1996 and 1995 are as follows (in thousands):

                                                  1996      1995

Deferred tax assets:
   Tax benefits related to restructuring        $10,601  $    --
   Inventory valuation                              438       39
   Accrued liabilities                              352      460
   Allowance for returns and doubtful accounts      188      251
----------------------------------------------------------------
                                                 11,579      750
Deferred tax liabilities:
   Tax versus financial reporting depreciation      974      428
   Prepaid expenses and other                       554       43
                                                  1,528      471
----------------------------------------------------------------
Net deferred tax asset                           10,051      279
Less deferred tax asset, current                  2,505      750
----------------------------------------------------------------
Deferred tax asset (liability), non-current     $ 7,546  $  (471)
----------------------------------------------------------------

Management has concluded that no valuation allowance is required based on its assessment that current and future levels of taxable income will, more likely than not, be sufficient to realize the tax benefits.

Pre-tax income (loss) from foreign operations was ($38,749,000), $910,000 and $28,000 for the years ended December 31, 1996, 1995 and 1994, respectively. The residual United States tax liability for unremitted foreign earnings is immaterial.


 Note 12          Commitments and Contingencies

LEASE COMMITMENTS The Company leases its facilities and equipment under capital and operating leases which expire at various dates through April 30, 2003. As of December 31, 1996, the future minimum lease commitments under these leases are payable as follows, including lease payments to Xyratex related to the U.K. operation through the date of termination (in thousands):


                                        Capitalized    Operating
                                        Leases         Leases
----------------------------------------------------------------
Year ended December 31,
     1997                               $189           $4,089
     1998                                189              499
     1999                                 16              379

   2000                                                     --        284
   2001                                                     --        247
   2002 and thereafter                                      --        215
-------------------------------------------------------------------------
Total minimum lease payments                               394    $ 5,713
Less amounts representing interest                         (54)
Present value of future net minimum lease payments        $340
-------------------------------------------------------------------------

The Company is in the process of negotiating the terms of a renewal of the lease related to its Chandler, Arizona facility, which currently expires on June 30, 1997.

Rent expense for all operating leases for the years ended December 31, 1996, 1995 and 1994 was $4,246,000, $1,147,000 and $856,000, respectively. At December
31, 1996 and 1995, the Company had capitalized $696,000 of assets acquired under capitalized lease agreements in the accompanying balance sheet.

ENVIRONMENTAL REMEDIATION CONTINGENCY The nature of the Company's business exposes the Company to potential environmental remediation liabilities arising from the manufacture, use and disposal of hazardous materials used to manufacture flex interconnect products. Management believes that any cost associated with maintaining the Company's compliance with current environmental remediation laws will not have a material adverse effect on the Company's financial statements.


 Note 13          Geographic Segment and Major Customer Information

The Company operates in one business segment, which is the manufacture and sale of flexible circuit-based interconnect products. Financial information summarized by geographic area for the year ended December 31, 1996, is as follows (in thousands) :

                          North               Southeast
                         America     Europe     Asia    Eliminations      Consolidated
--------------------------------------------------------------------------------------
Customer revenue         $ 93,524  $ 62,767  $    545      $     --        $156,836
Affiliate revenue           6,056        --        --        (6,056)             --
--------------------------------------------------------------------------------------
Total revenue            $ 99,580  $ 62,767  $    545      $ (6,056)       $156,836

Operating income (loss)  $  5,531  $(38,516) $   (570)     $   (136)       $(33,691)

Identifiable assets      $114,655  $ 26,385  $  3,162      $(51,021)       $ 93,181
--------------------------------------------------------------------------------------

At December 31, 1995, included in the Company's net assets were assets totaling $47.2 million which were located in Europe.

At any given time, sales to certain customers may account for a significant portion of the Company's business. Sales to Seagate Technology, Inc. accounted for 35%, 21% and 19% of net sales for the years ended December 31, 1996, 1995 and 1994, respectively. Sales to two additional customers accounted for 12% and 8%, 19% and 13%, and 18% and 11% of net sales in 1996, 1995 and 1994, respectively.

Export sales during the years ended December 31, 1996, 1995 and 1994 were $26.6 million, $43.2 million and $27.4 million, respectively.


    Note 14       Related Party Transactions

ACQUISITION AGREEMENTS WITH ROGERS CORPORATION Pursuant to the asset purchase agreements entered into on June 28, 1993 between the Company and Rogers Corporation (Rogers) whereby the Company purchased the Flexible Interconnect Division (the Predecessor) of Rogers, Rogers retained certain existing and potential liabilities. In particular, Rogers retained all liabilities resulting from, among other things, the creation, storage, discharge, use or handling of hazardous or toxic substances by the Predecessor that may exist on or about the Company's facilities in Arizona and Mexico prior to the acquisition. In addition, Rogers retained certain other liabilities, including (i) all liabilities with respect to litigation of the Predecessor pending on the consummation date of the acquisition; (ii) federal income and certain state sales tax liabilities relating to periods prior to the acquisition; (iii) certain liabilities related to employment matters of the Predecessor; and (iv) any trade payables incurred prior to the closing.

In connection with the acquisition, the Company entered into a supply agreement with Rogers for the supply to the Company of certain raw material components used in the manufacture of the Company's products. The Company also entered into a building lease with an affiliate of Rogers to lease the Predecessor's corporate headquarters and U.S. manufacturing facility. The lease agreement for the Company's U.S. facility is for five years and provides for fixed payments of $450,000 per annum for the first three years and mutually agreed market rates for the remaining two years. Total rent expense paid to Rogers was $450,000 for each of the years ended December 31, 1996, 1995 and 1994.

AMP COMPONENT PURCHASES The Company purchases certain components from AMP, Incorporated (AMP), a stockholder of the Company that, through the Company's initial public offering, had a representative on the Company's Board of Directors. Purchases from AMP for the years ended December 31, 1996, 1995 and 1994 were $2,582,000, $1,559,000 and $670,000, respectively.

AFFILIATION WITH SMARTFLEX In order to facilitate their manufacturing processes, the Company's customers often require that the Company sell finished interconnects to contract assemblers for further assembly. The Company derived 8%, 19% and 19% of its net sales in 1996, 1995 and 1994 respectively, from sales to Smartflex Systems, Inc. (Smartflex), which is a contract assembler that was formerly the Joint Venture between Rogers and a third-party, and at December 31, 1995 was partially owned by a major stockholder of the Company. At December 31, 1995, a director of the Company was also a director of Smartflex.


AFFILIATION WITH XYRATEX The Company derived 2% of its net sales in 1996 from sales to Xyratex, a major shareholder of the Company with a representative on the Company's Board of Directors. The Company leases the ADFlex U.K. manufacturing facility from Xyratex. Total lease payments made to Xyratex in 1996 totaled $2,586,000. In addition, $1,924,000 was paid to Xyratex in 1996 for administrative services.


    Note 15       Quarterly Financial Data (unaudited)


                                            First     Second     Third       Fourth
(in thousands, except per share amounts)   Quarter    Quarter   Quarter      Quarter     Year
--------------------------------------------------------------------------------------------------
Net sales
     1996                                  $ 38,082   $35,031   $ 36,898    $ 46,825   $156,836
     1995                                    21,980    24,423     28,461      26,299    101,163
Gross profit
     1996                                     7,198     5,244       (295)      6,416     18,563
     1995                                     6,192     7,076      7,684       7,103     28,055
Net income (loss)
     1996                                       840      (660)   (25,663)(1)     459    (25,024)(1)
     1995                                     2,206     2,526      2,814     (11,269)    (3,723)
Net income (loss) per share
     1996                                       .10      (.08)     (2.98)        .05      (2.92)
     1995                                       .31       .35        .38       (1.60)      (.54)
--------------------------------------------------------------------------------------------------

(1) Includes charges of $29.2 million related to restructuring of the Company's U.K. operations, see note 2 to the consolidated financial statements.

Report of Independent Auditors



    The Stockholders and Board of Directors of ADFlex Solutions, Inc.

We have audited the accompanying consolidated balance sheets of ADFlex Solutions, Inc. (the Company) at December 31, 1996 and 1995, and the related consolidated statements of operations, equity and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements of the Company referred to above present fairly, in all material respects, the consolidated financial position of ADFlex Solutions, Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, on January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."


/s/ Ernst & Young LLP

Phoenix, Arizona
January 20, 1997

Selected Financial Data


(in thousands, except per share amounts) year end position    1996(4)     1995(3)      1994      1993(2)      1992(1)
----------------------------------------------------------------------------------------------------------------------
    summary of operations

Net sales                                                    $ 156,836   $  101,163  $   77,733  $   48,892  $  46,714
Gross profit                                                    18,563       28,055      23,921      11,241      2,487
Gross profit as a percent of net sales                            11.8%        27.7%       30.8%      23.0%        5.3%
Operating expenses                                              52,254       27,587      11,804      7,267      28,347
----------------------------------------------------------------------------------------------------------------------
Operating expenses as a percent of net sales                      33.3%       27.3%        15.2%      14.9%       60.7%
Operating income (loss)                                        (33,691)         468      12,117       3,974    (25,860)
Operating income (loss) as a percent of net sales                (21.5%)        0.5%       15.6%        8.1%     (55.4%)
Net income (loss)                                              (25,024)      (3,723)      7,046       2,191    (26,062)
----------------------------------------------------------------------------------------------------------------------

    cash flow data

Net cash provided by (used in) operating activities          $   4,439   $   19,230  $    3,993   $   8,382  $  (5,705)
Acquisition of property, plant and equipment                    13,763       20,636       5,450         586      3,189
Depreciation and amortization of property, plant and equipment   5,794        2,288         930          78      2,710
----------------------------------------------------------------------------------------------------------------------
\
    share data

Common and common equivalent shares used
   in the calculation of net income (loss) per share             8,580        6,855       5,578       4,578        n/a
Net income (loss) per share                                   $  (2.92)  $    (0.54) $     1.26   $    0.48        n/a
Book value per share                                              4.67         7.67        5.75        0.84        n/a
----------------------------------------------------------------------------------------------------------------------

    year end position

Total assets                                                  $  93,181  $  106,918  $   47,703  $   10,470  $  15,453
Working capital                                                   9,102      20,636      32,443       2,557      8,534
Long-term debt and capitalized lease obligations                 10,340      10,483         592           -          -
Stockholders' equity                                             40,289      63,554      37,764       3,362        n/a
Return on average stockholders' equity                            (48.2%)      (7.3%)      34.3%       36.8%       n/a
----------------------------------------------------------------------------------------------------------------------

(1) 1992 financial data represents the results of Rogers Corporation (Rogers). The Company was created on February 23, 1993 for the purpose of acquiring the Flexible Interconnect Division of Rogers.
(2) 1993 financial data represents the results of Rogers for the period January 1, 1993 to June 27, 1993 and the results of the Company for the period June 28, 1993 to December 31, 1993. Transactions of the Company from inception to June 27, 1993 were not significant and are included in the results of Rogers.
(3) Effective December 31, 1995, the Company wrote off $13.9 million of in-process technology in conjunction with the ADFlex U.K. acquisition, see note 2 to the consolidated financial statements.

(4) 1996 financial data includes $29.2 million related to restructuring of the Company's U.K. operations, see note 2 to the consolidated financial statements.

Securities Information

ADFlex Solutions, Inc. common stock trades on the Nasdaq National Market (Symbol
AFLX). The high and low sales prices for the common stock as reported by Nasdaq are set forth in the following table.

Quarter Ended   March 31    June 30  September 30  December 31
---------------------------------------------------------------
1996
High            $27.00      $18.00      $11.75      $14.00
Low              10.50        9.88       14.00        7.38

1995
High             22.25       28.50       29.25       31.25
Low              16.00       19.50       19.75       19.75


There were approximately 106 stockholders of record as of February 14, 1997. The Company does not currently pay cash dividends on its common stock and intends to retain earnings for use in the operation and expansion of its business. In addition, the Company's bank line of credit limits the payment of cash dividends on its common stock.