Form 10-K, Exhibit 13
period 1997-12-31
ADFLEX SOLUTIONS INC
filed 1998-03-26
CIK 925743

                                                                    EXHIBIT 13.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OVERVIEW

ADFlex is a leading worldwide provider of flexible circuit interconnect solutions to original equipment manufacturers (OEMs) in the electronics industry. The Company offers a full range of customized flexible circuit applications and services from initial design, development and prototype to fabrication, assembly and test on a global basis. The Company targets high-volume markets where miniaturization, form and weight are driving factors and flexible circuits are an enabling technology. Applications for flexible circuits currently addressed by the Company include notebook computers, portable communication devices such as cellular telephones and pagers, data storage devices such as hard disk drives (HDDs), tape drives and arrays, and high-end consumer electronics products such as compact disk players. The Company's principal customers include Compaq, Digital Equipment, IBM, Iomega, Motorola, Nokia, Philips, Seagate, Storage Technology and other leading electronics OEMs.

The Company was organized under Delaware law in February 1993 to acquire the flexible circuit fabrication operations of Rogers Corporation (Rogers). The Rogers acquisition was consummated in June 1993. In December 1995, the Company purchased ADFlex U.K., an advanced flexible circuit assembly company located in Havant, England. The acquisition enabled the Company to offer its customers a single source solution for their interconnect requirements that would shorten their time to market and lower their costs. This acquisition also changed the financial metrics of the Company because assembly businesses typically have significantly lower gross margins than fabrication businesses. In connection with the acquisition of ADFlex U.K., the Company had a one-time write-off of $13.9 million for in-process technology during 1995.

In an effort to increase its global sourcing opportunities and to decrease its operating costs, the Company expanded its worldwide manufacturing operations with the establishment of a joint venture located in Lamphun, Thailand with Hana Microelectronics (Hana) in August 1996. The joint venture, ADFlex Thailand Limited (ATL), targets the production and testing of advanced chip-on-flex and other surface mount technologies for flexible circuit assemblies. At inception, ATL was 80% owned by the Company and 20% owned by Hana. The Company purchased the remaining 20% equity interest in ATL from Hana in September 1997 for $0.5 million at closing and a promissory note in the principal amount of $2.8 million payable by September 30, 1998. The Company has pledged the 20% interest in ATL to Hana as security for payment of the Company's obligations under the note.

The Company provides flexible circuit interconnect products to a diverse group of markets. Historically, the HDD market has represented the largest component of the Company's sales at 43.0%, 61.8% and 50.7% of total sales for 1997, 1996 and 1995, respectively. Through new market expansion efforts, the Company is continuing its efforts to reduce the impact of the cyclicality of the HDD industry on its business. However, net sales attributable to this market are expected to continue to represent the largest component of total sales for the foreseeable future. Accordingly, the occurrence of significant slowdowns or changes in this industry would likely have a material adverse effect on the Company's operating results.

During 1996, the Company's U.K. operations experienced a substantial reduction in net sales from levels maintained in the latter part of 1995, primarily related to a decrease in its HDD business. The reduction in net sales resulted in decreased capacity utilization. Additionally, manufacturing yields on certain new parts related to magneto-resistive (MR) recording technology in the third quarter of 1996 were substantially lower than anticipated by the Company. As a result of lower revenues, under-utilized capacity and the resulting negative financial performance, the Company began restructuring its volume assembly operations in the U.K. and transferring these operations to Thailand during the third quarter of 1996. As part of this restructuring, the Company recorded the following in the third quarter of 1996: $13.5 million write-off of intangible assets, $8.8 million write-down of property, plant and equipment and $6.9 million in employee and lease termination charges. Through December 31, 1997, the Company paid and charged to the liability $5.8 million related to employee and lease termination costs. In addition, the Company reallocated $0.8 million of the reserve for employee and lease termination costs to be used for additional write-down of property, plant and equipment. The remaining accrual for employee termination costs is approximately $0.3 million which the Company believes is adequate to cover the remaining liabilities.

The transfer of the Company's U.K. assembly operations to Thailand was completed during the third quarter of 1997. Initial shipments from Thailand began in the fourth quarter of 1996 and the Company reached volume production in the third quarter of 1997. No assurances can be given that the Company will sustain the benefits anticipated due to the lower cost structure of the Thailand operations. The Company maintains a technology and pilot production facility and a sales and service organization in the U.K. to support its European customers.

RESULTS OF OPERATIONS
NET SALES
Net sales for the year ended December 31, 1997 increased $57.0 million or 36.4% over the same period in 1996. For the twelve month period ending December 31, 1997, the Company experienced a strong demand for its products, especially in flexible circuits provided to the communications and storage array markets as a result of the Company's focus on high-growth and high-volume markets. In addition, the Company reached volume production at its Thailand facility during the year ended December 31, 1997 with sales for the year of $28.5 million. Net sales for the twelve months ended December 31, 1996 were negatively impacted by program delays involving new MR recording technology among customers in the HDD market. As high-end, high-capacity drives utilize advanced assembly technology, specifically chip-on-flex (the primary specialty of ADFlex U.K.), the decrease in sales primarily impacted the Company's U.K. facility. In addition, the Company experienced a slow down for mature products and order cancellations from certain major customers in 1996. The Company experienced an increase in net sales of $55.7 million, or 55.0%, in 1996 compared to 1995. This was due primarily to the inclusion of sales from ADFlex U.K. Excluding the additive effect of ADFlex U.K., net sales for 1996 decreased by 1.0% as compared to 1995. Customer structural and strategic changes and the delay in MR technology resulted in net sales in 1996 at ADFlex U.K. substantially below levels experienced in the latter part of 1995.

GROSS PROFIT
Gross profit as a percentage of net sales (gross margin) for the year ended December 31, 1997 was 17.8% as compared to 11.8% and 27.7% for the same periods in 1996 and 1995, respectively. For the year ended December 31, 1997, the Company's gross profit was positively impacted by the benefits associated with the transfer of production from the U.K. to Thailand which provides a lower cost structure. These benefits were partially offset by decreased utilization of capacity in the U.K. operations. The transfer was complete in the third quarter of 1997.

The integration of ADFlex U.K. operations resulted in significantly lower gross margins during 1996. Due to the additional components and high-dollar value of integrated circuits added in the assembly process, full assemblies contain a material content which, on average, is nearly twice that of the flex circuit. As the Company is not able to obtain a comparable margin on this additional material content, the overall gross margins on assemblies are lower than those of flex circuits. The U.K. operations also experienced initial difficulties achieving expected manufacturing yields on certain new parts involving MR technology in 1996. Although the majority of the processing problems were resolved by the end of the third quarter, the delayed attainment of expected yields adversely affected gross margins for 1996. Lastly, and most significantly, the lower than anticipated net sales levels caused by order delays and program cancellations resulted in reduced efficiencies and capacity utilization, further eroding gross margins for 1996.

The Company's flexible circuit fabrication operations located in the U.S. and Mexico also experienced a decline in gross margins during 1996. The lower than anticipated net sales resulting from customer structural and strategic changes and the slow down for mature products from the Company's U.S. and Mexico operations resulted in operating inefficiencies, decreased capacity utilization and the write-offs of inventories adversely impacting related gross margins in 1996.

OPERATING EXPENSES
Engineering, research and development expenses were $8.0 million, $7.4 million and $4.5 million for 1997, 1996 and 1995, respectively, representing 3.7%, 4.7% and 4.5% of net sales for those same years. Selling, general and administrative expenses were $15.4 million, $13.3 million and $9.1 million for 1997, 1996 and 1995 respectively representing 7.2%, 8.5% and 9.0% of net sales for those same years. The increase in sales volume during the 1997 period outpaced the Company's growth in such expenses, reflecting the Company's strategy of seeking sales growth while maintaining or reducing operating expenses as a percentage of net sales. In addition, selling, general and administrative expenses were positively impacted by the transfer of production from the U.K. to Thailand which affords a lower cost for this type of expense. These benefits were partially offset by a $0.3 million write-off in the fourth quarter of 1997 for costs incurred in connection with a proposed public offering of Common Stock which was withdrawn due to unfavorable market conditions.

The increase in engineering, research and development expenses in 1996 is due to the addition of ADFlex U.K., whose advanced assembly technology required a high level of engineering and research and development resources. The increase in these expenses as a percentage of net sales reflects the decreased leverage of such expenses in periods of lower than anticipated, assembly-related net sales. In 1995, engineering, research and development expenses as a percentage of sales decreased due to the Company's ability to maintain expense levels in periods of increasing sales.

The decrease in selling, general and administrative expenses as a percentage of net sales in both 1996 and 1995 reflects the Company's ability to obtain increased leverage of such expenses in periods of increasing sales.

As a result of the ADFlex U.K. acquisition, the Company wrote-off $13.9 million of in-process technology at December 31, 1995. Through the date of restructuring of ADFlex U.K. operations, the Company incurred $2.4 million in expenses relating to the amortization of intangible assets purchased in the acquisition of ADFlex U.K.

RESTRUCTURING CHARGES
At the close of the third quarter of 1996, the Company's Board of Directors approved a plan to restructure its assembly operation in the U.K. and transfer those operations from the U.K. to the Company's manufacturing facility in Lamphun, Thailand. As part of this restructuring, the Company recorded the following charges: $13.5 million write-off in intangible assets, $8.8 million write-down of property, plant and equipment and $6.9 million in employee and lease termination charges. As of December 31, 1997, the Company has paid out $5.8 million in employee and lease termination costs. Through December 31, 1997, the Company paid and charged to the liability $5.8 million related to employee and lease termination costs. In addition, the Company reallocated $0.8 million of the reserve for employee and lease termination costs to be used for additional write-down of property, plant and equipment. The remaining accrual for employee termination costs is approximately $0.3 million, which the Company believes is adequate to cover the remaining liabilities.

INTEREST AND OTHER INCOME/EXPENSE
The increase in interest expense for 1997 includes $0.3 million of interest expense on the subordinated debenture and $1.7 million of interest expense related to borrowings under the Company's line of credit, term loan and capital lease obligations. The increase in interest expense for 1996 represents $0.8 million of interest expense on the subordinated debenture and $0.7 million of interest expense related to borrowings on the line of credit and capital lease obligations. The decrease in interest income in 1996 reflects the decrease in cash and cash equivalent balances available for investment subsequent to the settlement of the $12.4 million payable related to the acquisition of ADFlex U.K.

Other income for all years represents the net effect of bank charges and exchange gains and losses realized on the settlement of transactions associated with the Company's Mexico, Thailand and U.K. subsidiaries.

INCOME TAXES
The Company's effective tax rate increased from 28% to 32% for the second half of 1997 in order to reach an estimated annual rate of 31% based upon projected profit levels at each of the Company's entities. As the actual rate for each entity varies in accordance with the taxing authority in whose jurisdiction it resides, a significant change in operating income at any one location can result in a change in the overall effective tax rate for the Company. The Company monitors the effective tax rate on a continuous basis and makes adjustments as conditions warrant.

The Company has recorded deferred tax assets of $4.4 million, for which no valuation allowance has been established. The Company believes that future levels of taxable income will, more likely than not, be sufficient to realize the tax benefit.

The effective tax benefit rate for 1996 was 28% versus an effective tax rate for 1995, excluding the write-off of in-process technology, of 33%. The lower tax benefit rate for 1996 reflects the non-deductibility of certain losses incurred in relation to the Company's U.K. operations.

The Internal Revenue Service (IRS) has concluded a field audit of the Company's income tax returns for the tax year 1993. In connection with this audit, the IRS issued a 90-day letter in January 1998 proposing adjustments to the Company's income and tax credits for the year, which would result in an additional assessment of $1.6 million, excluding interest. The major proposed adjustment relates to the allocation of the purchase price of assets obtained from Rogers and would extend the period over which the tax benefit for the purchase price would be recovered. The Company disagrees with the proposed adjustments and is currently contesting these adjustments. In the opinion of the Company's management, the final disposition of these matters will not have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

LIQUIDITY AND CAPITAL RESOURCES
SUMMARY
The Company has financed its growth and operations to date primarily through cash generated from operations, the use of bank credit lines and through proceeds from the sale of its Common Stock. The primary uses of cash have been for increased working capital, funding of capital expenditures and investment in ADFlex U.K. and ATL. At December 31, 1997, cash and cash equivalents totaled $9.1 million and working capital was $25.0 million. At December 31, 1996, cash and cash equivalents totaled $6.1 million and working capital was $9.1 million.

BANK FINANCING
In June 1997, the Company entered into a new credit facility arranged by BancBoston Securities, Inc. The credit facility consists of a $20 million, three-year revolving line of credit and a $25 million, five-year term loan with equal principal payments due each quarter beginning with the quarter ending December 31, 1998 and continuing through the quarter ending March 31, 2002. Borrowings under the line of credit are limited to 80% of the aggregate value of all eligible domestic accounts receivable plus 70% of the aggregate value of all eligible foreign accounts receivable. Under the terms of the agreement, any outstanding balance bears interest at BankBoston, N.A.'s prime interest rate or LIBOR plus an applicable margin ranging from 1.5% to 2.25% based on the Company achieving certain financial objectives at the end of each quarter. The credit facility is secured by all assets of the Company and a pledge by the Company of 662/3% of the stock of its subsidiaries. The Company is required, under the credit agreement, to maintain certain financial ratios and meet certain net worth and indebtedness tests for which the Company is in compliance at December 31, 1997. The credit facility prohibits the payment of dividends. At December 31, 1997, $25.0 million was outstanding under the term loan and $7.0 million was outstanding under the revolving line of credit.

Subsequent to December 31, 1997, the Company amended its existing credit facility to more adequately meet its working capital requirements. The amended credit facility increases the existing revolving line of credit from $20.0 million to $25.0 million. In addition, the existing $25.0 million term loan is replaced with a $35.0 million term loan. The $35.0 million term loan requires equal principal payments of $1.8 million each quarter beginning with the quarter ending December 31, 1998 through the quarter ending December 31, 1999, increasing to equal principal payments of $2.2 million each quarter thereafter with the last payment due December 31, 2002. Borrowing under the line of credit is limited to 80% of the aggregate value of all eligible domestic accounts receivable plus 70% of the aggregate value of all eligible foreign accounts receivable. Under the terms of the credit facility, any outstanding balance bears interest at BankBoston, N.A.'s prime interest rate or LIBOR plus an applicable margin ranging from 1.25% to 2.25% based on the Company achieving certain financial objectives at the end of each quarter. The credit facility is secured by all assets of the Company and a pledge by the Company of 662/3% of the stock of its subsidiaries. The Company is required, under the credit agreement, to maintain certain financial ratios and meet certain net worth and indebtedness tests. The amended credit facility prohibits the payment of dividends.

CASH FLOW
During 1997, the Company generated $4.6 million of cash from operations compared to $4.4 million and $19.2 million for the same periods in 1996 and 1995, respectively. Net income (loss) was $8.6 million, ($25.0) million and ($3.7) million for the same periods, respectively. The Company experienced a net loss of $25.0 million for the twelve months ended December 31, 1996 principally due to a $29.2 million charge (pre-tax) related to the restructuring of its U.K. operations. This charge consisted of write-downs in intangible assets and plant and equipment as well as the recognition of future obligations for employee and lease termination charges. During the twelve month period ended December 31, 1997, the Company paid $5.8 million of the accrued restructuring charges for employee and lease terminations. In 1997, working capital increased 175% to $25.0 million from $9.1 million primarily as a result of increased business activity and the start-up of a new manufacturing facility in Thailand. Total cash provided by operations decreased $14.8 million in 1996, as compared to 1995, due largely to working capital required to fund the accounts receivable associated with the U.K. operations as receivables were not purchased in the acquisition. These working capital requirements were funded in part through the generation of accounts payable and accrued liability balances with the remainder financed from borrowings under the existing bank line of credit.

In 1995, the Company generated $10.2 million in net income prior to the write-off of $13.9 million of in-process technology. During 1995, accounts receivable and inventory increased by $3.8 million and $4.4 million, respectively, in support of the increased sales volumes and a change in the product mix towards parts with a higher material content. Payables and accrued liabilities increased $14.9 million due primarily to the recognition of a $12.4 million payable in conjunction with the ADFlex U.K. acquisition.

The 1997 results reflect $0.1 million of amortization expense for intangible assets related to the acquisition of Hana's 20% interest in ATL. The 1996 results reflect $2.4 million of amortization expense for intangible assets related to the ADFlex U.K. acquisition. The remaining intangible assets acquired in the U.K. acquisition were written off in the third quarter 1996 as part of the U.K. restructuring.

Cash totaling $15.0 million was used in 1997 for investing activities compared with $25.7 million and $14.0 million for the same periods in 1996 and 1995, respectively. Capital expenditures for the twelve months ended December 31, 1997 were $14.5 million compared with $13.8 million and $20.6 million for the same periods in 1996 and 1995, respectively as the Company continued to invest in property, plant and equipment for its North America and Thailand operations. Capital expenditures during the periods were financed from existing cash balances and from borrowings under the Company's bank line of credit. In January, 1996, the Company paid $12.4 million in connection with its acquisition of the ADFlex U.K. operations. This payment was financed from existing cash and cash equivalent balances.

Financing activities in 1997 provided the Company with $13.4 million compared with $11.6 million and $6.5 million in 1996 and 1995, respectively. From the proceeds of the $25.0 million term loan arranged in 1997, discussed above, approximately $7.5 million in principal plus $2.0 million in accrued interest were used to retire, ahead of schedule, the subordinated debenture issued in the acquisition of ADFlex U.K., approximately $15.0 million was used to repay borrowings under the Company's existing line of credit and the remainder was used to finance working capital of the Company. In addition, the Company remitted $2.5 million in principal plus $0.8 million in accrued interest in January 1997 in payment of the subordinated debenture. Funding for this payment came from the Company's line of credit. Net repayments on the Company's bank line of credit totaled $3.0 million during the twelve months ended December 31, 1997 compared to net borrowings of $10.0 million for the same period in 1996. Borrowings on the line of credit were used to finance working capital requirements and capital expenditures as discussed above. The Company generated $2.0 million, $1.8 million and $6.6 million in the twelve months ended December 31, 1997, 1996 and 1995, respectively, through sales of its Common Stock.

During the year ended December 31, 1997, the Company paid $0.5 million at closing and issued a note in the principal amount of $2.8 million payable at various dates through September 30, 1998 in connection with the acquisition of Hana's 20% interest in ATL. At December 31, 1997, $2.3 million was outstanding under the note.

During 1997, the Company invested $2.5 million for the purchase of land in Thailand. The Company currently expects to spend approximately $32.5 million on capital expenditures to support expansion of worldwide manufacturing operations in 1998, primarily for machinery, systems and equipment, and expansion of operations in North America and Thailand.

The Company may require additional capital to finance enhancement to, or expansion of, its manufacturing capacity in accordance with its business strategy. Management believes that the level of working capital should continue to grow at a rate generally consistent with the growth of the Company's operations. Although no assurance can be given that future financing will be available on terms acceptable to the Company, the Company may seek additional funds from time to time through public or private debt or equity offerings or through bank borrowings. Management believes, however, that existing cash balances, funds generated from operations and borrowings under its existing line of credit will be sufficient to permit the Company to meet its liquidity and expansion requirements for the next twelve months.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
In June 1997, the FASO issued Statement of Financial Accounting Standards (SAFES) No. 130, Reporting Comprehensive Income, which is required to be adopted in the first quarter of 1998. SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components. Comprehensive income includes certain non-owner changes in equity which are currently excluded from net income. Because the Company historically has not experienced transactions which would be included in comprehensive income, adoption of SFAS No. 130 is not expected to have a material effect on the consolidated financial position, results of operations or cash flows of the Company.

OTHER MATTERS
FOREIGN OPERATIONS
The Company's primary finishing and assembly facilities are located in Agua Prieta, Mexico and Lamphun, Thailand and the Company maintains a technology and pilot production facility in Havant, England. While the Company believes that it has established good relationships with its labor force and the local governments, the spread of the manufacturing process over multiple countries subjects the Company to risks inherent in international operations.

While the Company transacts business predominately in U.S. Dollars and most of its net sales are collected in U.S. Dollars, a portion of its sales and expenses are denominated in other currencies. Changes in the relation of other currencies to the U.S. Dollar will affect the Company's cost of goods sold and operating margins and could result in exchange losses. In order to reduce the impact of certain foreign currency fluctuations, the Company began entering into short-term forward foreign currency exchange contracts (hedges) in December 1997 in the regular course of business to manage its exposure. The forward exchange contracts generally require the Company to exchange U.S. Dollars for foreign currencies at maturity, at rates agreed to at inception of the contracts. The gains or losses on hedges of transaction exposure are included in income in the period in which the exchange rates change. The gains and losses on unhedged foreign currency transactions are included in income. To date, the Company's hedging activity has been immaterial. No assurance can be given that the Company's hedging strategies will prevent future currency fluctuations from adversely affecting the Company's business, financial condition, results of operations and cash flows.

During 1997, the Thai Baht experienced significant devaluation in relation to the U.S. Dollar. As the majority of the sales and expenses for the Thailand operation are denominated in U.S. Dollars, the devaluation did not have a significant impact on the results of operations of the Company for the year ended December 31, 1997. No assurance can be given that future currency fluctuations will not have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

CONCENTRATION RISK
The Company's results of operations have fluctuated in the past and may continue to fluctuate from period to period in the future, including on a quarterly basis. Variations in orders and in the mix of products sold by the Company have significantly impacted net sales and gross profit. Operating results generally also may be affected by other factors, including the receipt and shipment of large orders, plant utilization, product mix, manufacturing process yields, the timing of expenditures in anticipation of future sales, raw material availability, product and price competition, the length of sales cycles and economic conditions in the electronics industry. Many of these factors are outside the control of the Company. Historically, the Company has encountered operating constraints in the fourth quarter as typical product life cycles lead to volume production peak in demand in the second and third quarters.

The Company provides flexible interconnect products to a diverse group of markets. Through new market expansion efforts, the Company is continuing its efforts to reduce its dependence on the HDD market; however, net sales attributable to this market are expected to continue to represent the largest portion of net sales for the foreseeable future.

Sales to two HDD customers accounted for 33.4% of net sales for 1997. The loss of either customer, or a substantial reduction in orders by any significant customer, including restriction due to market, competitive or economic conditions, could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

SOFTWARE LICENSE AGREEMENT
Subsequent to the end of the fiscal year, the Company entered into an agreement with SAP America, Inc. (SAP) to license the rights to SAP's proprietary R/3 software. The software will replace the Company's current manufacturing/cost control systems and the Company anticipates completing the conversion in late 1998. The total cost of implementing the new system, including software, implementation, hardware and training, is expected to be $4.9 million. The cost of acquiring and implementing the new system will be recorded as an asset by the Company and amortized over its estimated benefit period.

IMPACT OF YEAR 2000
The Year 2000 Issue is a result of computer programs being written using two digits rather than four to define the applicable year which, if left uncorrected, could result in a system failure or miscalculations causing disruptions of operations. Although the Company's current manufacturing/cost control system does not function properly with respect to dates from the year 2000, the SAP R/3 software, which the Company plans to implement in 1998, will function properly with respect to dates in the year 2000 and beyond. In addition, the Company has evaluated the software associated with its manufacturing equipment and has concluded that there is no material exposure to contingencies related to the Year 2000 Issue. Therefore, the Company does not believe that the Year 2000 Issue will have a material impact on the operations of the Company. There can be no assurances that the systems of customers, suppliers and other companies on which the Company relies will be timely converted and will not have an adverse effect of the Company's systems or operations.

ENVIRONMENTAL MATTERS
The Company is subject to a variety of environmental laws relating to the storage, discharge, handling, emission, generation, manufacture, use and disposal of chemicals, solid and hazardous waste and other toxic and hazardous materials used to manufacture the Company's products. The Company has conducted environmental studies of its facility in Chandler, Arizona, which discovered a limited amount of soil contamination that may require remediation. Further studies including a site-specific risk analysis were conducted and a number of remediation options have been proposed. Based on these studies, the Company believes that the costs associated with the investigation and remediation of this situation will not have a material adverse impact on the Company. Pursuant to the agreements governing the acquisition of the flexible circuit fabrication operations of Rogers, Rogers has retained all environmental liabilities relating to the purchased assets prior to the closing date. While Rogers currently has sufficient assets to fulfill its obligations under the acquisition agreements, if environmental liabilities requiring remediation are discovered and the Company was unable to enforce the acquisition agreement against Rogers, the Company could become subject to costs and damages relating to such environmental liabilities. Any such costs and damages imposed on the Company could materially adversely affect the Company's business, financial condition and results of operations and cash flows.

In mid 1995, the Company acquired a manufacturing facility located in Agua Prieta, Mexico. In connection with this acquisition, the Company conducted an environmental study of the facility which indicated there is contamination by hazardous materials in the soil and groundwater. Pursuant to the purchase agreement, the sellers submitted a remediation plan to the appropriate Mexican authorities, which was approved in May 1997. Subsequent remediation was completed in December 1997.

The Company is now awaiting final closure of the issue by the Mexican government. The seller's obligation for the cost of remediation is limited to $2.5 million. A total of $1.0 million is held in escrow pending the seller's performance of their environmental obligations under the agreement. The escrow balance will be refunded to the seller upon closure of the issue by the Mexican authorities with certification that no further action is required. Given the uncertainties associated with environmental contamination, including possible claims by third parties in the U.S., there can be no assurance that future remedial costs or liabilities will not have a material adverse impact on the Company.

The Company believes that it has been operating its facilities in substantial compliance in all material respects with existing environmental laws and regulations. However, the Company cannot predict the nature, scope or effect of legislation or regulatory requirements that could be imposed or how existing or future laws or regulations will be administered or interpreted with respect to products or activities to which they have not previously been applied.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995
This report contains forward-looking statements that involve risks and uncertainties, including but not limited to, the risks of concentration of sales in markets, and in particular the HDD market, and customers, which has caused and in the future could cause materially adverse fluctuations in operating results; the risks of being a supplier to the electronics industry in general, which is characterized by rapid technological change, product obsolescence and price competition, which could materially adversely affect operating results; the risk that growth in demand for products that use flex, and the corresponding demand for flex, will not continue to increase as anticipated; the risk that the Company's fully integrated one-stop-shop strategy will continue to be accepted by customers, and the risk that competitors may seek to duplicate this strategy, which could materially adversely affect operating results; the risk that the Company's transition of manufacturing to Thailand will not result in sustainable, increased efficiencies, cost savings or improved margins as anticipated or at the time anticipated; the risk that margins will continue to be negatively impacted by higher material content of flex products; general risks inherent in international operations, including currency fluctuations and government-mandated wage increases; general manufacturing risks, including environmental risks related to manufacturing operations and clean-up of the Mexican manufacturing facility; uncertainty with respect to the Internal Revenue Service report on the Company's 1993 tax return and the ultimate financial impact, if any, thereof; the risk that the Company's implementation of a new manufacturing/cost control system will not occur as scheduled or that such implementation will not resolve the Company's Year 2000 Issue; the risk that other systems on which the Company relies, such as suppliers and customers, will not function properly with respect to dates in the year 2000 and thereafter; the risk that all of the foregoing factors or other factors could cause fluctuations in the price of the Company's Common Stock; and other risks detailed from time to time in the Company's Securities and Exchange Commission filings.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

Year ended December 31,                                                    1997            1996
-----------------------                                                    ----            ----
ASSETS
Current assets:

   Cash and cash equivalents                                           $   9,092       $   6,097
   Accounts receivable, net                                               31,581          25,149
   Other receivables                                                       1,167           1,475
   Inventories                                                            19,297          14,990
   Deferred tax assets                                                      --             2,505
   Prepaid taxes                                                           2,951             795
   Prepaid expenses and other current assets                               1,400             303
                                                                       ---------       ---------
Total current assets                                                      65,488          51,314

Property, plant and equipment, net                                        42,257          34,297
Intangible assets                                                          2,449            --
Deferred tax assets                                                        5,481           7,546
Other assets                                                                  24              24
                                                                       $ 115,699       $  93,181
                                                                       ---------       ---------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:

   Line of credit                                                      $   7,000       $  10,000
   Notes payable                                                           2,250            --
   Accounts payable                                                       22,692          19,882
   Accrued liabilities                                                     6,548           9,679
   Current portion of long-term debt and capitalized leases                1,959           2,651
                                                                       ---------       ---------
Total current liabilities                                                 40,449          42,212

Accrued restructuring charges, non-current                                  --             2,500
Deferred tax liabilities                                                   1,113            --
Long-term debt and capitalized leases                                     23,230           7,689
Minority interest in consolidated joint venture                             --               491
Commitments and contingencies

STOCKHOLDERS' EQUITY:

   Preferred stock, $.01 par value, 10,000,000 shares authorized;

     none issued and outstanding                                            --              --
   Common stock, $.01 par value, 40,000,000 shares authorized;
     8,768,472 and 8,633,508 issued and outstanding at

     December 31, 1997 and 1996, respectively                                 88              86
   Additional paid-in capital                                             62,562          60,542
   Retained earnings (deficit)                                           (11,743)        (20,339)
Total stockholders' equity                                                50,907          40,289
                                                                       $ 115,699       $  93,181
                                                                       ---------       ---------


See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share data)

Year ended December 31,                                                  1997            1996            1995
-----------------------                                                  ----            ----            ----
Net sales                                                           $ 213,878       $ 156,836       $ 101,163
Cost of sales                                                         175,826         138,273          73,108
                                                                    ---------       ---------       ---------
Gross profit                                                           38,052          18,563          28,055
Operating expenses:

   Engineering, research & development                                  7,990           7,366           4,548
   Write-off of in-process technology                                    --              --            13,920
   Amortization of intangible assets                                      129           2,386            --
   Selling, general & administrative                                   15,353          13,254           9,119
   Restructuring charges                                                 --            29,248            --
                                                                    ---------       ---------       ---------
   Total operating expenses                                            23,472          52,254          27,587

Operating income (loss)                                                14,580         (33,691)            468
   Interest income                                                        218             223             973
   Interest expense                                                    (2,102)         (1,511)           (101)
   Other income (loss), net                                              (101)             92              64
   Minority interest in earnings of consolidated joint venture           (181)            109            --
                                                                    ---------       ---------       ---------
Income (loss) before income taxes                                      12,414         (34,778)          1,404
Income taxes                                                            3,818          (9,754)          5,127
                                                                    ---------       ---------       ---------
Net income (loss)                                                   $   8,596       $ (25,024) $       (3,723)
                                                                    ---------       ---------       ---------
Net income (loss) per share:

   Basic                                                            $    0.99       $   (2.92)         $(0.54)
   Diluted                                                          $    0.97       $   (2.92)         $(0.54)
                                                                    ---------       ---------       ---------
Common and common equivalent shares used
   in the calculation of net income (loss) per share:
     Basic                                                              8,712           8,580           6,855
     Diluted                                                            8,894           8,580           6,855
                                                                    ---------       ---------       ---------


See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF EQUITY

                                                                                Additional      Retained
                                                         Common Stock            Paid-In        Earnings         Total
(in thousands, except share amounts)               Shares            Amount      Capital        (Deficit)        Equity
------------------------------------               ------            ------      -------        ---------        ------
   Balance at December 31, 1994                   6,564,312      $      65      $  29,291      $   8,408       $  37,764

Issuance of common stock through employee
   stock purchase plan and exercise of stock
   options, including tax benefit of $340           238,153              3          1,104           --             1,107
Issuance of common stock, net of
   offering costs of $273                           237,500              3          5,453           --             5,456
Issuance of common stock in connection
   with ADFlex U.K. acquisition                   1,242,347             12         22,938           --            22,950
Net loss                                               --             --             --           (3,723)         (3,723)
                                                  ---------      ---------      ---------      ---------  --------------
   Balance at December 31, 1995                   8,282,312             83         58,786          4,685          63,554
                                                  ---------      ---------      ---------      ---------  --------------
ISSUANCE OF COMMON STOCK THROUGH EMPLOYEE
   STOCK PURCHASE PLAN AND EXERCISE OF STOCK

   OPTIONS, INCLUDING TAX BENEFIT OF $665           351,196              3          1,756           --             1,759

NET LOSS                                               --             --             --          (25,024)        (25,024)
                                                  ---------      ---------      ---------      ---------  --------------
   BALANCE AT DECEMBER 31, 1996                   8,633,508             86         60,542        (20,339)         40,289
                                                  ---------      ---------      ---------      ---------  --------------
ISSUANCE OF COMMON STOCK THROUGH EMPLOYEE
   STOCK PURCHASE PLAN AND EXERCISE OF STOCK

   OPTIONS, INCLUDING TAX BENEFIT OF $402           134,964              2          2,020           --             2,022

NET INCOME                                             --             --             --            8,596           8,596
                                                  ---------      ---------      ---------      ---------  --------------
   BALANCE AT DECEMBER 31, 1997                   8,768,472      $      88      $  62,562      $ (11,743) $       50,907
                                                  ---------      ---------      ---------      ---------  --------------


See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

Year ended December 31,                                            1997            1996            1995
-----------------------                                            ----            ----            ----
OPERATING ACTIVITIES:
Net income (loss)                                             $   8,596       $ (25,024)     $   (3,723)
Adjustments to reconcile net income (loss) to net cash
   provided by operating activities:
     Depreciation and amortization                                6,622           8,208           2,288
Write-off of in-process technology                                 --              --            13,920
     Restructuring charges                                         --            29,248            --
     Loss on disposal of assets                                    --               184            --
     Minority interest                                              181            --              --
     Deferred taxes                                               5,683          (9,772)            656
     Changes in operating assets and liabilities:

       Accounts receivable                                       (6,432)         (9,557)         (3,831)
       Inventories                                               (4,307)          1,834          (4,406)
       Prepaid expenses and other current assets                 (2,945)         (2,029)           (587)
       Payables and accrued liabilities                          (2,821)         11,347          14,913
                                                              ---------       ---------      ----------
Net cash provided by operating activities                         4,577           4,439          19,230

INVESTING ACTIVITIES:
Capital expenditures                                            (14,462)        (13,763)        (20,636)
Purchase of net assets in ADFlex U.K. acquisition                  --              --           (12,375)
Decrease (increase) in other assets                                --               (10)             83
Decrease in acquisition payable                                    --           (12,375)           --
Investment in joint venture                                        (491)            491            --
Sales of available-for-sale investment securities                  --              --           396,074
Purchases of available-for-sale investment securities              --              --          (377,156)
                                                              ---------       ---------      ----------
Net cash used in investing activities                           (14,953)        (25,657)        (14,010)

FINANCING ACTIVITIES:

Issuance of common stock, net of expenses                         2,022           1,759           6,563
Net activity on line of credit                                   (3,000)         10,000            --
Payments on capitalized lease obligations                          (151)           (143)           (109)
Payments on current notes payable                                  (500)           --              --
Payments on long-term debt                                      (10,000)           --              --
Proceeds from issuance of long-term debt                         25,000            --              --
                                                              ---------       ---------      ----------
Net cash provided by financing activities                        13,371          11,616           6,454

Net increase (decrease) in cash and cash equivalents              2,995          (9,602)         11,674
Cash and cash equivalents at beginning of year                    6,097          15,699           4,025
                                                              ---------       ---------      ----------
Cash and cash equivalents at end of year                      $   9,092       $   6,097      $   15,699
                                                              ---------       ---------      ----------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for:

   Interest                                                   $   2,714       $     665       $      68
   Income taxes                                                     520           1,409           4,849
Issuance of common stock in connection with ADFlex

   U.K. acquisition                                                --              --            22,950
Issuance of subordinated debenture in connection
   with ADFlex U.K acquisition                                     --              --            10,000
Issuance of notes payable in connection with acquisition
   of Hana interest in ATL                                        2,750            --              --
                                                              ---------       ---------  --------------


See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
DESCRIPTION OF BUSINESS

ADFlex Solutions, Inc. (the Company) is a worldwide provider of flexible circuit interconnect solutions to original equipment manufacturers in the electronics industry. The Company offers customized flexible circuit applications and services from initial design, development and prototype to fabrication, assembly and test on a global basis. The Company targets high-volume markets where miniaturization, form and weight are driving factors and flexible circuits are an enabling technology. Applications for flexible circuits currently addressed by the Company include notebook computers, portable communication devices such as cellular telephones and pagers, data storage devices such as hard disk drives, tape drives and arrays, and high-end consumer electronics products such as compact disk players. The Company serves customers located in North America, Europe and Southeast Asia.

PRINCIPLES OF CONSOLIDATION
The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

On August 27, 1996, the Company announced the establishment of a joint venture with Hana Microelectronics (Hana), a diversified electronics manufacturer headquartered in Thailand, to produce and test advanced chip-on-flex and surface mount technology assemblies. The venture, ADFlex Thailand Limited (ATL), was 80% owned by the Company. On September 26, 1997, the Company acquired the 20% interest held by Hana (See Note 3). Hana's 20% interest in ATL and ATL's earnings through September 26, 1997 have been reflected as "Minority interest in consolidated joint venture" and "Minority interest in earnings of consolidated joint venture" on the Company's Consolidated Balance Sheets and Consolidated Statements of Operations, respectively.

FISCAL YEAR
The Company has a fiscal year that ends the last Sunday in December. Fiscal years 1997, 1996 and 1995 ended on December 28, December 29 and December 31, respectively. Activity from the end of the reporting period to December 31 is immaterial for all years reported.

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

FOREIGN EXCHANGE INSTRUMENTS
In December 1997, the Company began entering into short-term forward foreign currency exchange contracts in the regular course of business to manage its exposure against foreign currency fluctuations, primarily relating to nonfunctional currency monetary assets and liabilities. The forward exchange contracts generally require the Company to exchange U.S. Dollars for foreign currencies at maturity, at rates agreed to at inception of the contracts. The gains or losses on hedges of transaction exposure are included in income in the period in which the exchange rates change. The gains and losses on unhedged foreign currency transactions are included in income. To date, the Company's hedging activity has been immaterial.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents include demand deposits, money market accounts and repurchase agreements since they represent highly liquid investments with maturities of three months or less when purchased.

CONCENTRATION OF CREDIT RISK
Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of trade receivables. A majority of the Company's trade receivables are derived from sales in various geographic areas to large companies within the electronics industry.

The Company has adopted credit policies and standards to accommodate the electronics industry's growth and inherent risk. The Company performs ongoing credit evaluations of its customers' financial condition but generally does not require collateral, such as letters of credit or security agreements.

INVENTORIES
Inventories are stated at the lower of cost or market. Cost is computed on a currently adjusted standard basis (which approximates actual cost on a first-in, first-out basis).

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed for financial reporting purposes using the straight-line method over the estimated useful lives of the assets which range from three to 40 years. The Company uses accelerated methods for computing depreciation for tax purposes.

INTANGIBLE ASSETS
Intangible assets including completed technology and work force in place were acquired in connection with the acquisition of ADFlex U.K. At September 30, 1996, as part of a restructuring plan for the Company's assembly operations in the U.K., all remaining intangible assets acquired in the ADFlex U.K. acquisition were written off. The assets were being amortized over their estimated useful lives of five years prior to the write-off.

In connection with the acquisition of Hana's 20% interest in ATL in September 1997, the Company recorded goodwill which is being amortized over its estimated useful life of five years.

The recoverability of intangible assets attributable to the Company's acquisitions is analyzed periodically based on actual and projected levels of profitability and cash flows of the operations acquired on an undiscounted basis. Based on its most recent analysis, the Company believes that no material impairment of intangible assets exists at December 31, 1997.

REVENUE RECOGNITION
Sales are recognized upon shipment. The Company warrants its products to be free of defects and repairs customer shipments as required. The Company records a provision for the estimated cost of repairing returns at the time of shipment.

FAIR VALUE OF FINANCIAL INSTRUMENTS
SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires that the Company disclose estimated fair values of financial instruments. Cash and cash equivalents, accounts receivable, borrowings under the Company's line of credit, notes payable, accounts payable, accrued liabilities, capitalized leases and accrued restructuring charges are carried at amounts that reasonably approximate their fair values. The Company's long-term debt bears interest at a variable interest rate which approximates current market interest rates; therefore, the Company believes that long-term debt approximates its fair value. The fair value of short-term foreign exchange contracts is based on exchange rates at the end of the fiscal year.

IMPAIRMENT OF LONG-LIVED ASSETS
On January 1, 1996, the Company adopted SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of . SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company recognized a charge under SFAS No. 121 in connection with the restructuring of its U.K. operations (see Note 2).

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RESEARCH AND DEVELOPMENT
Research and development costs are expensed as incurred.

INCOME TAXES
Income taxes are provided using the liability method based upon the provisions of SFAS No. 109, Accounting for Income Taxes.

STOCK BASED COMPENSATION
The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion 25 (APB 25), Accounting for Stock Issued to Employees, and accordingly, recognizes no compensation expense for stock option grants.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, Reporting Comprehensive Income, which is required to be adopted in the first quarter of 1998. SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components. Comprehensive income includes certain non-owner changes in equity which are currently excluded from net income. Because the Company historically has not experienced transactions which would be included in comprehensive income, adoption of SFAS 130 is not expected to have a material effect on the consolidated financial position or results of operations or cash flows of the Company.

NET INCOME (LOSS)
In February, 1997, the FASB issued SFAS No. 128, Earnings per Share. SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the SFAS No. 128 requirements. The difference in common equivalent shares used in the computation of basic and diluted earnings per share is primarily due to the inclusion of stock options in the dilutive computations, unless they were anti-dilutive.

PRIOR PERIOD RECLASSIFICATIONS
Certain prior period amounts have been reclassified to conform to the current presentation.

NOTE 2    ADFLEX U.K.
Effective December 31, 1995, the Company acquired all outstanding capital shares of Havant International Limited (formerly the flexible interconnect division of Xyratex and now ADFlex Solutions Limited or ADFlex U.K.). Under the terms of the agreement, the Company issued 1,242,347 shares of restricted Common Stock valued at $22.9 million, issued a $10 million subordinated debenture and paid $12.4 million for a total purchase price of $45.3 million, together with the direct costs of the transaction incurred for investment brokers, professional fees and direct incremental transaction costs of $1.9 million. The acquisition was accounted for using the purchase method of accounting; therefore, the accompanying financial statements include the accounts of ADFlex U.K. since the date of acquisition.

On September 29, 1996, the Company's Board of Directors approved a plan to restructure, over the next twelve months, the Company's assembly operation in the U.K., and during that time period, transfer production from the U.K. to the Company's manufacturing facility in Thailand. Accordingly, the Company recorded the following: $13.5 million write-off of intangible assets, $8.8 million write-down of property, plant and equipment, $2.5 million in lease termination charges and $4.4 million in employee termination costs for 507 direct labor, technical and administrative employees. As of December 31, 1996, $0.3 million of the employee termination charges related to 13 employees had been paid and charged against the liability. As of December 31, 1997, production has ceased at the U.K. facility. During the twelve months ended December 31, 1997, the Company paid and charged to the liability $5.5 million related to termination costs for 124 employees and lease termination costs. In addition, the Company reallocated $0.8 million of the reserve for employee and lease termination costs to be used for additional write-down of property, plant and equipment. The remaining accrual for employee termination costs is approximately $0.3 million and the Company believes it is adequate to cover the remaining liabilities. Total revenue and total operating income related to this operation for the year ended December 31, 1997 was $38.4 million and $0.5 million, respectively. Total revenue and operating loss related to this operation for the year ended December 31, 1996 was $62.8 million and $38.5 million, respectively. Subsequent to the restructuring, the Company maintains a technology development center and a sales and service organization in the U.K. to support its European customers.

NOTE 3    ADFLEX THAILAND
In an effort to increase its global sourcing opportunities and to decrease its operating costs, the Company established a joint venture, ATL, located in Lamphun, Thailand with Hana in August 1996. On September 26, 1997, the Company increased its ownership in ATL from 80% to 100% through the purchase of Hana's 20% equity interest. Under the terms of the Equity Purchase Agreement, the Company paid $0.5 million at closing and issued a note in the principal amount of $2.8 million payable at various dates through September 30, 1998. The Company has pledged the 20% interest in ATL to Hana as security for the payment of the Company's obligations under the note. At December 31, 1997, $2.3 million was outstanding under the note. Goodwill related to the excess purchase price over fair value of the net tangible assets acquired of $2.5 million, net of accumulated amortization of $0.1 million at December 31, 1997, is being amortized on a straight-line basis over five years.

NOTE 4    ACCOUNTS RECEIVABLE
Accounts receivable consist of the following (in thousands):

December 31,                                                 1997                1996
------------                                                 ----                ----

Accounts receivable trade                                    $  33,331          $  25,760
Allowance for returns and doubtful accounts                     (1,750)              (611)
                                                             $  31,581          $  25,149
                                                             ---------          ---------

NOTE 5    INVENTORIES

Inventories consist of the following (in thousands):

December 31,                                                      1997         1996
------------                                                      ----         ----
Raw material                                                 $  12,688     $   9,221
Work-in-process                                                  8,849         7,022
Finished goods                                                     595           148
                                                                21,132        16,391
Allowance for obsolescence and excess inventory                 (2,835)       (1,401)
                                                             $  19,297     $  14,990
                                                             ---------     ---------


NOTE 6    PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following (in thousands):

December 31,                                                                                        1997         1996
------------                                                                                        ----         ----
Land                                                                                           $   2,916     $     423
Buildings                                                                                         10,669         9,800
Leasehold improvements                                                                             4,312         3,999
Manufacturing equipment                                                                           34,279        26,439
Computer and office equipment                                                                      2,608         1,777
                                                                                               ---------     ---------
                                                                                                  54,784        42,438

Accumulated depreciation and amortization of capitalized lease obligations                       (12,527)       (8,141)

                                                                                               $  42,257     $  34,297
                                                                                               ---------     ---------

Depreciation expense, including the amortization of capitalized lease obligations, was $6.5 million, $5.8 million and $2.3 million for the years ended December 31, 1997, 1996 and 1995, respectively.

NOTE 7    LINE OF CREDIT AND LONG-TERM DEBT

Prior to February 18, 1997, the Company had a two-year, $20 million revolving line of credit with The First National Bank of Boston and First Interstate Bank of Arizona (the FNBB line). Any outstanding balance bore interest at the bank's prime interest rate or, at the Company's option, LIBOR plus 1.5%. At December 31, 1996, the weighted average interest rate was 7.3%.

On June 5, 1997, the Company entered into a new credit facility arranged by BancBoston Securities, Inc., which includes a number of banks as lenders. The credit facility consists of a $20.0 million, three-year revolving line of credit and a $25.0 million, five-year term loan with equal principal payments due each quarter beginning with the quarter ending December 31, 1998 and continuing through the quarter ending March 31, 2002. Borrowing under the line of credit is limited to 80% of the aggregate value of all eligible domestic accounts receivable plus 70% of the aggregate value of all eligible foreign accounts receivable. Under the terms of the credit facility, any outstanding balance bears interest at BankBoston, N.A.'s prime interest rate or LIBOR plus an applicable margin ranging from 1.5% to 2.25% based on the Company achieving certain financial objectives at the end of each quarter. The credit facility is secured by all assets of the Company and a pledge by the Company of 662/3% of the stock of its subsidiaries. The Company is required, under the credit agreement, to maintain certain financial ratios and meet certain net worth and indebtedness tests for which the Company is in compliance at December 31, 1997. The credit facility prohibits the payment of dividends. At December 31, 1997, $25.0 million was outstanding under the term loan and $7.0 million was outstanding under the revolving line of credit. The weighted average interest rate at December 31, 1997 for the revolving line of credit was 8.5%. Of the proceeds from the $25.0 million term loan, approximately $7.5 million in principal plus $2.0 million in accrued interest was used to retire, ahead of schedule, the subordinated debenture issued in the acquisition of the Company's U.K. operation. In addition, the Company remitted $2.5 million in principal plus $0.8 million in accrued interest in January 1997 in payment of the subordinated debenture.

Long-term debt consists of the following (in thousands):

December 31,                                                                                         1997         1996
------------                                                                                         ----         ----

Term loan agreement payable beginning December, 1998 in fourteen equal quarterly installments;
   interest at LIBOR + margin ranging from 1.50% to 2.25% (7.5% at December 31, 1997)                              $ 25,000

Subordinated debenture issued in connection with the ADFlex U.K. acquisition;
   interest at LIBOR + 2.5%; (7.3% at December 31, 1996)                                                --           10,000
Capitalized lease obligations                                                                            189            340
                                                                                                    --------       --------
                                                                                                      25,189         10,340
Less current maturities                                                                               (1,959)        (2,651)
                                                                                                    $ 23,230       $  7,689
                                                                                                    --------       --------

The Company also was contingently liable at December 31, 1996 for $0.2 million related to outstanding letters of credit guaranteeing the Company's performance on certain contracts. The Company was not liable for any outstanding letters of credit at December 31, 1997.

NOTE 8    ACCRUED LIABILITIES

Accrued liabilities consist of the following (in thousands):

December 31,                                  1997        1996
------------                                  ----        ----
Salaries and benefits                       $3,259      $2,830
Income taxes payable                          --           170
Accrued interest                               138         864
Accrued restructuring charges, current         339       4,187
Accrued relocation                             429        --
Accrued commissions                            346         278
Deferred tax liability, current                385        --
Other                                        1,652       1,350
                                            $6,548      $9,679
                                            ------      ------


NOTE 9    COMMON STOCK AND EQUITY
PREFERRED STOCK
The Company's certificate of incorporation authorizes the issuance of 10 million shares of preferred stock, at $.01 par value, undesignated as to powers, preferences, rights, limitations or restrictions. As of December 31, 1997, no shares of preferred stock have been issued.

Common Stock
The number of shares of Common Stock reserved for future issuance at December 31, 1997, was as follows:

Employee and director stock options outstanding                                   686,254
Reserved for future grants under the 1994 Stock Incentive Plan
130,984
1994 director stock options outstanding                                            36,000
Reserved for issuance under the Employee Stock Purchase Plan
288,886
Total reserved for future issuance                                              1,142,124
                                                                                ---------

In conjunction with the ADFlex U.K. acquisition, the Company issued 1,242,347 shares of restricted Common Stock. The holder agreed not to sell or otherwise dispose of the shares for a two year period, which ended in January 1998.

STOCK OPTION PLANS
The Company has elected to follow APB No. 25, Accounting for Stock Issued to Employees, in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, Accounting and Disclosure of Stock-Based Compensation, requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

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

On June 1, 1994, the Company adopted, and the stockholders approved, the 1994 Stock Incentive Plan (1994 Plan) as the successor to the 1993 Plan and reserved 200,000 shares of its Common Stock for issuance under the Plan. On April 18, 1995, the stockholders approved an amendment to the 1994 Plan that increased the number of shares of Common Stock available for issuance in any year to an amount equal to 3% of the outstanding shares of Common Stock each January 1 during the term of the Plan. In 1997, 259,005 shares were reserved for issuance. As part of the same amendment, the stockholders approved an automatic grant to eligible non-employee directors of an option to acquire 12,000 shares of Common Stock upon such directors' initial election to the Company's Board of Directors and 3,000 shares of Common Stock each year thereafter. Options granted to employees to date under the 1994 Plan vest over a four year period from either the date of grant or one year from the date of grant, and automatic options granted to directors vest over a three year period from the date of grant.

On July 2, 1997, the Company canceled 92,250 options held by certain employees issued under the 1994 Plan with an exercise price per share of $27.25 and granted 92,250 options with an exercise price per share of $14.88 to the same employees. The new options started a new vesting schedule over a four year period from the new date of grant.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Schools pricing model with the following weighted-average assumptions for 1997: risk-free interest rates of 5.24%, dividend yields of 0%, volatility factor of the expected market price of the Company's Common Stock of .644 and a weighted-average expected life of the option of 5 years. The assumptions used in both 1996 and 1995 were: risk-free interest rates of 6.28%, dividend yields of 0%, volatility factor of the expected market price of the Company's Common Stock of .684 and a weighted-average expected life of the option of 5 years.

The Black-Schools option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands, except per share amounts):

Year ended December 31,                                                                  1997       1996       1995
-----------------------                                                                  ----       ----       ----
Pro forma net income (loss)                                                         $   7,262  $ (25,962) $ (3,970)
Pro forma net income (loss) per basic share                                              0.83      (3.03)    (0.58)
Pro forma net income (loss) per diluted share                                            0.82      (3.03)    (0.58)
                                                                                    ---------  ---------  --------

The effects of applying SFAS No. 123 for the years ended December 31, 1997, 1996 and 1995 are not likely to be representative of the effects on reported net income for future years. A summary of the Company's stock option activity, and related information for the years ended December 31 follows:

                                                          1997                     1996                       1995
                                                          ----                     ----                       ----
                                                               Weighted                  Weighted                  Weighted
                                                                Average                   Average                   Average
                                                               Exercise                  Exercise                  Exercise
Year ended December 31,                            Options        Price      Options        Price        Options      Price
-----------------------                            -------        -----      -------        -----        -------      -----
Outstanding - beginning of year                    555,162     $   14.52      634,363     $   12.18     623,400      $   4.20
Granted                                            400,750         15.78      317,725         10.55      198,250        27.00
Exercised                                          (67,150)        10.74     (260,612)         0.77    (185,437)         0.85
Forfeitures/Expirations                           (204,001)        19.74     (136,314)        19.74      (1,850)        16.00
                                                   -------     ---------      -------     ---------      -------     --------
Outstanding - end of year                          684,761         14.08      555,162         14.52      634,363        12.18

Exerciseable at year end                           136,460     $   11.92      149,608     $   15.31      335,534     $   2.03
                                                   -------     ---------      -------     ---------      -------     --------

Weighted-average fair value of
options granted during the year:
   Incentive Stock Options granted
     under the 1994 Plan                         $    8.93                 $    6.87                 $   16.86
   Non-qualified Stock Options granted
     under the 1994 Plan                         $   10.00                 $   5.93                  $   16.55
                                                 ---------                 --------                  ---------

Exercise prices for options outstanding as of December 31, 1997 ranged from $0.50 to $27.25. The weighted-average remaining contractual life of those options is 8.9 years.

DIRECTOR STOCK OPTIONS
On October 31, 1996, the Company granted two outside directors an option to purchase 6,000 shares of Common Stock each at an exercise price of $8.75. The options vest over a three year period. On November 20, 1996, the Company granted an option to purchase 12,000 shares of Common Stock at an exercise price of $8.00 per share to a newly appointed outside director. The option vests over a four year period. On April 22, 1997, the Company granted two outside directors an option to purchase 3,000 shares of Common Stock each at an exercise price of $14.00. The options vest over a three year period.

EMPLOYEE STOCK PURCHASE PLAN
On June 2, 1994, the Company adopted and the stockholders approved the 1994 Employee Stock Purchase Plan (the Purchase Plan) and the Company reserved 200,000 shares of Common Stock for sale to employees. The Purchase Plan became effective upon the Company's initial public offering. On April 22, 1997, the Company adopted and the stockholders approved an amendment to the Purchase Plan and the Company reserved an additional 300,000 shares of Common Stock for sale to employees. The Purchase Plan allows eligible employees of the Company to purchase shares of Common Stock generally at 85% of the lower of the fair market value per share of Common Stock on (i) the first day of the offering period or
(ii) the purchase date. Contributions are limited to 15% of an employee's eligible compensation, subject to a maximum fair value annual purchase of $25,000. There were 67,814, 90,584 and 52,716 shares issued under the Purchase Plan during 1997, 1996 and 1995, respectively.

NOTE 10   EMPLOYEE BENEFIT PLANS
During July 1993, the Company established a 401(k) employee salary deferral plan that allows voluntary contributions by all full-time employees of the Company's United States and Mexico operations upon commencement of employment. Under the plan, eligible employees may contribute up to 18% of their pre-tax earnings, not to exceed the Internal Revenue Service annual contribution limit ($9,500 for 1997). The Company may make contributions each year up to a maximum of 4% of an employee's total compensation. Total Company contributions were $0.1 million for each of the years ended December 31, 1997, 1996 and 1995.

Following the acquisition of ADFlex U.K., an insured money purchase voluntary pension scheme was established for all full-time United Kingdom employees upon commencement of employment. Under the plan, a contribution of 3% or 6%, depending on the job grade, is made by the Company on behalf of employees who elect to participate. The employees also may make contributions of their pre-tax earnings up to age-related limits set by U. K. law. Company contributions were $0.2 million for each of the years ended December 31, 1997 and 1996.

The Company has adopted a profit sharing plan for its United States and Mexico employees to provide a financial incentive. The Company makes contributions to the profit sharing plan in an amount equal to 5% of pre-tax profits. Total expenses pursuant to this plan for the years ended December 31, 1997 and 1995 were $0.7 million and $0.8 million, respectively. No expenses were recorded pursuant to this plan for the year ended December 31, 1996.

The Company has adopted a management bonus plan to provide an additional financial incentive for management. Total expenses pursuant to this plan for the years ended December 31, 1997, 1996 and 1995 were $1.3 million, $0.1 million and $0.9 million, respectively.

NOTE 11   SHAREHOLDER RIGHTS PLAN
On July 10, 1996, the Board of Directors adopted a Shareholder Rights Plan (the
Plan). Under the terms of the Plan, each shareholder of record at the close of business on July 22, 1996, received as a dividend one Preferred Share purchase right (Right) for each share of Common Stock of the Company. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Participating Preferred Stock of the Company at a price of $100.00 per share, subject to adjustment. The Rights will separate from the Common Stock and become exerciseable following the twentieth day after a person or group acquires beneficial ownership of more than 20.5% of the Company's Common Stock or announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of more than 20.5% of the Company's Common Stock. Upon such events, the Company's Board of Directors may exchange the Rights for one share of Common Stock per Right. Any unexercised Rights not exchanged will have the right to receive Common Stock having a value of two times the purchase price of the Right. The Rights expire on July 21, 2006, unless redeemed at the Company's option for $0.001 per Right at any time on or prior to the twentieth day after public announcement that a person or group has acquired beneficial ownership of more than 20.5% of the Common Stock. Preferred shares purchasable upon exercise of the right will not be redeemable. Each Preferred Share will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. Preferred shares will have 100 votes.

NOTE 12                                                 INCOME TAXES
Income taxes include the following (in thousands):

Years ended December 31,                              1997       1996       1995
------------------------                              ----       ----       ----
FEDERAL:
   Current                                       $  (2,617) $     (77) $   4,091
   Deferred                                          5,764     (9,623)       520
                                                     3,147     (9,700)     4,611
                                                 ---------  ---------  ---------
STATE:
   Current                                               8         54         70
   Deferred                                            305       (149)       137
                                                       313        (95)       207
                                                 ---------  ---------  ---------
Foreign, current                                       358         41        309
                                                 $   3,818  $  (9,754) $   5,127
                                                 ---------  ---------  ---------

The tax benefits associated with certain stock options reduced taxes currently payable by $0.4 million, $0.1 million and $0.9 million for 1997, 1996 and 1995, respectively. Such benefits are credited to additional paid-in capital when realized.

Income tax expense (benefit) differs from the amount computed by applying the federal statutory rate for the years ended December 31, 1997, 1996 and 1995, respectively, as follows (in thousands):

                                                                                         1997       1996       1995
Federal income tax expense (benefit) calculated at the statutory rate               $   4,219   $(12,172) $     491
State income tax (benefit), net of federal effect                                         409        (62)       135
Foreign losses (income) with no tax benefit (charge)                                     (648)     2,438        --
Tax exempt income                                                                         --         --        (249)
In-process technology                                                                    (346)       (54)     4,872
Research and development credit                                                           --        (100)      (100)
Other, net                                                                                184        196        (22)
Income tax expense (benefit)                                                        $   3,818  $  (9,754) $   5,127
                                                                                    ---------  ---------  ---------

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax assets and liabilities as of December 31, 1997 and 1996 are as follows (in thousands):

                                                                                                    1997       1996
                                                                                                    ----       ----
DEFERRED TAX ASSETS:

   Tax benefits related to restructuring                                                       $   5,303  $  10,601
   Inventory valuation                                                                             1,169        438
   Accrued liabilities                                                                               240        352
   Allowance for returns and doubtful accounts                                                       359        188
   State tax NOL carryforward                                                                        253        --
                                                                                               ---------  ---------
                                                                                                   7,324     11,579

DEFERRED TAX LIABILITIES:

   Tax versus financial reporting depreciation                                                     1,065        974
   Prepaid expenses and other                                                                      1,891        554
                                                                                               ---------  ---------
                                                                                                   2,956      1,528

Net deferred tax asset                                                                             4,368     10,051
Plus (minus) deferred tax liability (asset)                                                        1,113     (2,505)

Deferred tax asset, non-current                                                                $   5,481  $   7,546
                                                                                               ---------  ---------

Management has concluded that no valuation allowance is required based on its assessment that current and future levels of taxable income will, more likely than not, be sufficient to realize the tax benefits.

The Company has a state net operating loss of $7.7 million which is available for carryover to future periods. It expires beginning in the year 2003.

The Internal Revenue Service (IRS) has concluded a field audit of the Company's income tax returns for the tax year 1993. In connection with this audit, the IRS issued a 90-day letter in January 1998 proposing adjustments to the Company's income and tax credits for the year, which would result in an additional assessment of $1.6 million, excluding interest. The major proposed adjustment, which relates to the allocation of the purchase price of assets obtained from Rogers Corporation (Rogers) pursuant to acquisition agreements between the Company and Rogers, would extend the period over which the tax benefit for the purchase price would be recovered. The Company disagrees with the proposed adjustments and is currently contesting these adjustments. In the opinion of the Company's management, the final disposition of these matters will not have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Pre-tax income (loss) from foreign operations was $3.2 million, ($38.8) million and $0.9 million for the years ended December 31, 1997, 1996 and 1995, respectively. The residual United States tax liability for unremitted foreign earnings is immaterial.

NOTE 13   COMMITMENTS AND CONTINGENCIES
LEASE COMMITMENTS
The Company leases its facilities and equipment under capital and operating leases which expire at various dates through January 15, 2008. As of December 31, 1997, the future minimum lease commitments under these leases are payable as follows, including lease payments to Xyratex related to the U.K. operation through the date of termination (in thousands):

                                                           Capitalized      Operating
Year ended December 31,                                       Leases          Leases
-----------------------                                       ------          ------
   1998                                                    $     189       $   2,246
   1999                                                           16           1,439
   2000                                                            -             952
   2001                                                            -             545
   2002                                                            -             436
   2003 and thereafter                                                         2,276
Total minimum lease payments                                     205       $   7,894
Less amounts representing interest                               (16)
Present value of future net minimum lease payments         $     189
                                                           ---------       ---------

Rent expense for all operating leases for the years ended December 31, 1997, 1996 and 1995 was $3.9 million, $4.2 million and $1.1 million, respectively. At December 31, 1997 and 1996, the Company had capitalized $0.7 million of assets acquired under capitalized lease agreements in the accompanying balance sheet.

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

MEXICAN UNION RELATIONS
At December 31, 1997, 3,139 of the Company's employees located in Mexico were represented by a labor union and covered by a collective bargaining agreement expiring December 31, 1999 that is subject to revision annually under Mexican labor laws. The Company has not experienced any employee-related work stoppage and believes that its relationship with its union and other employees is good, but there can be no assurance that the Company will be able to successfully negotiate with the labor union in the future.

NOTE 14   GEOGRAPHIC AND MAJOR CUSTOMER INFORMATION
The Company operates in one business segment which is the manufacture and sale of flexible circuit interconnect solutions. Financial information summarized by geographic area for the years ended December 31, 1997 and 1996, is as follows (in thousands) :

December 31,                       1997            1996
------------                       ----            ----
REVENUE:
North America                 $ 157,743       $  99,580
Europe                           38,410          62,767
Southeast Asia                   28,430             545
Eliminations                    (10,705)         (6,056)
Total                         $ 213,878         156,836
                              ---------         -------

OPERATING INCOME (LOSS):
North America                 $  11,292       $   5,531
Europe                              392         (38,516)
Southeast Asia                    2,927            (570)
Eliminations                        (31)           (136)
Total                         $  14,580       $ (33,691)
                              ---------       ---------

TOTAL ASSETS:
North America                 $ 142,972       $ 115,124
Europe                           13,721          26,498
Southeast Asia                    9,672           2,580
Eliminations                    (50,666)        (51,021)
Total                         $ 115,699       $  93,181
                              ---------       ---------

At December 31, 1995, included in the Company's net assets were assets totaling $47.2 million which were located in Europe. All of the Company's income and expenses for 1995 were from the North American operations.

At any given time, sales to certain customers may account for a significant portion of the Company's business. Customers who individually represent 10% or more of net sales for the respective year are as follows:

Years ended December 31,                            1997       1996         1995
------------------------                            ----       ----         ----
Seagate                                            21.9%       34.9%        20.9%
IBM                                                11.5%       11.7%        13.1%
Smartflex                                            *           *          18.5%

* Revenues were less than 10%

Export sales during the years ended December 31, 1997, 1996 and 1995 were $61.3 million, $26.6 million and $43.2 million, respectively.

NOTE 15   RELATED PARTY TRANSACTIONS
ACQUISITION AGREEMENTS WITH ROGERS CORPORATION
Pursuant to the asset purchase agreements entered into on June 28, 1993 between the Company and Rogers Corporation (Rogers) whereby the Company purchased the Flexible Interconnect Division (the Predecessor) of Rogers, Rogers retained certain existing and potential liabilities. In particular, Rogers retained all liabilities resulting from, among other things, the creation, storage, discharge, use or handling of hazardous or toxic substances by the Predecessor that may exist on or about the Company's facilities in Arizona and Mexico prior to the acquisition.

In connection with the acquisition, the Company entered into a supply agreement with Rogers for the supply to the Company of certain raw material components used in the manufacture of the Company's products. The Company also entered into a building lease with an affiliate of Rogers to lease the Predecessor's corporate headquarters and U.S. manufacturing facility. The lease agreement for the Company's U.S. facility was for five years and provided for fixed payments of $0.5 million per annum for the first three years and mutually agreed market rates for the remaining two years. As provided for in the lease agreement, the Company exercised its option to renew the lease for an additional five years in June 1997, twelve months prior to the lease expiration date. The renewed lease provides for mutually agreed-upon market rate payments for years four through eight and mutually agreed-upon market rates adjusted for the Consumer Price Index for years nine and ten. Total rent expense paid to Rogers was $0.6 million for the year ended December 31, 1997 and $0.5 million for each of the years ended December 31, 1996 and 1995.

AFFILIATION WITH XYRATEX
The Company derived 1.1% and 1.9% of its net sales in 1997 and 1996, respectively from sales to Xyratex, a major shareholder of the Company with a representative on the Company's Board of Directors. Through September 30, 1997, the Company leased the ADFlex U.K. manufacturing facility from Xyratex. Total lease payments made to Xyratex in 1997 and 1996 totaled $1.5 million and $2.6 million, respectively. In addition, $0.5 million and $1.9 million was paid to Xyratex in 1997 and 1996, respectively, for administrative services.

AFFILIATION WITH HANA MICROELECTRONICS
In August 1996, the Company established a joint venture located in Lamphun, Thailand with Hana. The joint venture was 80% owned by the Company and 20% owned by Hana. The Company purchased the remaining 20% equity interest in ATL from Hana in September 1997. The Company also entered into a building lease with Hana on October 1, 1996 to lease the Thailand manufacturing facility. The lease term expires on December 31, 1998 and can be renewed for an additional one year term with the payment to be made for rent to be negotiated at the time of the renewal. Total lease payments made to Hana in 1997 and 1996 totaled $0.4 million and $0.1 million, respectively. In addition, $0.3 million was paid to Hana in 1997 for administrative services.

NOTE 16   SUBSEQUENT EVENTS
Subsequent to December 31, 1997, the Company amended its existing credit facility to more adequately meet its working capital requirements. The amended credit facility increases the existing revolving line of credit from $20.0 million to $25.0 million. In addition, the existing $25.0 million term loan is replaced with a $35.0 million term loan. The $35.0 million term loan requires equal principal payments of $1.8 million each quarter beginning with the quarter ending December 31, 1998 through the quarter ending December 31, 1999, increasing to equal principal payments of $2.2 million each quarter thereafter with the last payment due December 31, 2002. Borrowing under the line of credit is limited to 80% of the aggregate value of all eligible domestic accounts receivable plus 70% of the aggregate value of all eligible foreign accounts receivable. Under the terms of the credit facility, any outstanding balance bears interest at BankBoston, N.A.'s prime interest rate or LIBOR plus an applicable margin ranging from 1.25% to 2.25% based on the Company achieving certain financial objectives at the end of each quarter. The credit facility is secured by all assets of the Company and a pledge by the Company of 662/3% of the stock of its subsidiaries. The Company is required, under the credit agreement, to maintain certain financial ratios and meet certain net worth and indebtedness tests. The amended credit facility prohibits the payment of dividends.

Subsequent to the end of the fiscal year, the Company entered into an agreement with SAP America, Inc. (SAP) to license the rights to SAP's proprietary R/3 software. The software will replace the Company's current manufacturing/cost control systems and the Company anticipates completing the conversion in late 1998. The total cost of implementing the new system, including software, implementation, hardware and training, is expected to be $4.9 million. The cost of acquiring and implementing the new system will be recorded as an asset by the Company and amortized over the estimated benefit period.

NOTE 17   QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                  First     Second      Third     Fourth
(in thousands, except per share amounts)                        Quarter    Quarter    Quarter    Quarter       Year
----------------------------------------                        -------    -------    -------    -------       ----
Net sales
   1997                                                       $  48,221  $  56,244  $  55,058  $  54,355  $ 213,878
   1996                                                          38,082     35,031     36,898     46,825    156,836

Gross profit
   1997                                                           7,432      9,090     10,145     11,385     38,052
   1996                                                           7,198      5,244       (295)     6,416     18,563
Net income (loss)
   1997                                                             873      1,880      2,597      3,246      8,596
   1996                                                             840       (660)   (25,663)(1)    459    (25,024)(1)

Net income (loss) per basic share
   1997                                                             .10        .22        .30        .37        .99
   1996                                                             .10       (.08)     (2.98)       .05      (2.92)

Net income (loss) per diluted share
   1997                                                             .10        .21        .29        .36        .97
   1996                                                             .10       (.08)     (2.98)       .05      (2.92)
                                                              ---------  ---------  ---------  ---------  ---------

(1) Includes charges of $29.2 million related to restructuring of the Company's U.K. operations, see note 2.

REPORT OF INDEPENDENT AUDITORS
THE STOCKHOLDERS AND BOARD OF DIRECTORS OF ADFLEX SOLUTIONS, INC.
We have audited the accompanying consolidated balance sheets of ADFlex Solutions, Inc. (the Company) at December 31, 1997 and 1996, and the related consolidated statements of operations, equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements of the Company referred to above present fairly, in all material respects, the consolidated financial position of ADFlex Solutions, Inc. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Phoenix, Arizona
January 19, 1998

SELECTED FINANCIAL DATA

(in thousands, except per share amounts) year end position           1997          1996         1995         1994         1993
----------------------------------------------------------           ----          ----         ----         ----         ----
SUMMARY OF OPERATIONS
Net sales                                                       $ 213,878     $ 156,836    $ 101,163    $  77,733    $  48,892
Gross profit                                                       38,052        18,563       28,055       23,921       11,241
Gross profit as a percent of net sales                               17.8%         11.8%        27.7%        30.8%        23.0%
Operating expenses                                                 23,472        52,254       27,587       11,804        7,267
Operating expenses as a percent of net sales                         11.0%         33.3%        27.3%        15.2%        14.9%
Operating income (loss)                                            14,580       (33,691)         468       12,117        3,974
Operating income (loss) as a percent of net sales                     6.8%        (21.5%)        0.5%        15.6%         8.1%
Net income (loss)                                                   8,596       (25,024)      (3,723)       7,046        2,191
                                                                ---------     ---------    ---------    ---------    ---------
CASH FLOW DATA
Net cash provided by (used in) operating activities             $   4,577     $   4,439    $  19,230    $   3,993    $   8,382
Acquisition of property, plant and equipment                       14,462        13,763       20,636        5,450          586
Depreciation and amortization of property, plant and equipment      6,493         5,794        2,288          930           78
                                                                ---------     ---------    ---------    ---------    ---------
SHARE DATA
Common shares used in the calculation of net income
   (loss) per basic share                                           8,712         8,580        6,855        5,028        4,000
Net income (loss) per basic share                               $     .99     $   (2.92)   $   (0.54)   $    1.40    $    0.55
Common and common equivalent shares used
   in the calculation of net income (loss) per dilutive share       8,894         8,580        6,855        5,578        4,578
Net income (loss) per dilutive share                            $     .97     $   (2.92)   $   (0.54)   $    1.26    $    0.48
Book value per share                                                 5.81          4.67         7.67         5.75         0.84
                                                                ---------     ---------    ---------    ---------    ---------
YEAR END POSITION
Total assets                                                    $ 115,699     $  93,181    $ 106,918    $  47,703    $  10,470
Working capital                                                    25,039         9,102       20,636       32,443        2,557
Long-term debt and capitalized lease obligations                   25,189        10,340       10,483          592         --
Stockholders' equity                                               50,907        40,289       63,554       37,764        3,362
Return on average stockholders' equity                               18.9%        (48.2%)       (7.3%)       34.3%        36.8%
                                                                ---------     ---------    ---------    ---------    ---------

(1) 1993 financial data represents the results of Rogers for the period January 1, 1993 to June 27, 1993 and the results of the Company for the period June 28, 1993 to December 31, 1993. Transactions of the Company from inception to June 27, 1993 were not significant and are included in the results of Rogers.
(2) Effective December 31, 1995, the Company wrote off $13.9 million of in-process technology in conjunction with the ADFlex U.K. acquisition, see note 2 to the consolidated financial statements.
(3) 1996 financial data includes $29.2 million related to restructuring of the Company's U.K. operations, see note 2 to the consolidated financial statements.

SECURITIES INFORMATION

ADFlex Solutions, Inc. common stock has traded on the Nasdaq National Market (Symbol AFLX) since its initial public offering on September 27, 1994. The high and low sales prices for the common stock as reported by Nasdaq are set forth in the following table.

Quarter Ended                       High              Low
-------------                       ----              ---
1996
March 31                           $27.00            $10.50
June 30                             18.00              9.88
September 30                        14.00             11.75
December 31                         14.00              7.38

1997
March 31                           $16.13            $10.75
June 30                             19.00             11.75
September 30                        28.50             14.75
December 31                         28.13             14.63

These were approximately 57 stockholders of record as of February 13, 1998. The Company has never paid cash dividends on its common stock and intends to retain future earnings for use in the operation and expansion of its business. In addition, the Company's bank line of credit restricts the payment of cash dividends on its common stock.